SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2012 to September 30, 2012)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2” AND “Q3” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30 AND SEPTEMBER 30, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, Republic of Korea, and our telephone number is +82-2-3777-1114. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject instruments	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper	January 2006	A1	NICE Information Service Co., Ltd. (A1 ~ D)
June 2006
December 2006
June 2007
December 2007
September 2008
December 2008

	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
January 2007
June 2007
December 2007
September 2008

Corporate Debenture	June 2006	AA-	NICE Information Service Co., Ltd. (AAA ~ D)

	December 2006	A+
June 2007
September 2008

	July 2009	AA-

	October 2009	AA-
February 2010
May 2010
December 2010
August 2011
June 2012

	June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)

	January 2007	A+

June 2007
September 2008

July 2009	AA-
December 2009
February 2010
May 2010
August 2010
February 2011
April 2011
August 2011
October 2011
June 2012

October 2009	AA-	Korea Ratings Corporation (AAA ~ D)
December 2009
August 2010
December 2010
February 2011
April 2011
July 2011
October 2011
June 2012

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2012)

(Unit: Won, Share)

Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering (1)	33,600,000	5,000
September 8, 2004	Follow-on offering (2)	1,715,700	5,000
July 27, 2005	Follow-on offering (3)	32,500,000	5,000

(1)	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS) / Initial public offering in Korea: 8,640,000 shares (￦34,500 per share)
(2)	ADSs offering: 1,715,700 shares (￦34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
(3)	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2)	Convertible bonds (as of September 30, 2012)

(Unit: In millions of Won, Share)

	Issue date:	April 18, 2007
	Maturity:	April 18, 2012 (3)
	Face amount: (1)	￦513,480
	Conversion shares:	Registered common shares
	Conversion period:	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012
	Conversion price: (2)	￦47,892 per share
Outstanding (3)	Face amount:	—
	Number of convertible shares: (2)	—
	Remarks:	- Registered form - Listed on Singapore Exchange

(1)	Face amount translated from US$550 million at the noon buying rate of the Federal Reserve Bank of New York in effect on April 10, 2007 (which was the date the convertible bond purchase agreement was entered into), which was ￦933.6 = US$1.00.
(2)	Conversion price was adjusted from ￦49,070 to ￦48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of ￦750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from ￦48,760 to ￦48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of ￦500 per share at the annual general meeting of shareholders on March 13, 2009. Conversion price was further adjusted from ￦48,251 to ￦48,075 and the number of shares issuable upon conversion was adjusted from 10,641,851 to 10,680,811 following the approval by the shareholders of a cash dividend of ￦500 per share at the annual general meeting of shareholders on March 12, 2010. In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. Accordingly, the number of shares issuable upon conversion changed from 10,680,811 to 1,281,697. Conversion price was further adjusted from ￦48,075 to ￦47,892 and the number of shares issuable upon conversion was adjusted from 1,281,697 to 1,286,594 following the approval by the shareholders of a cash dividend of ￦500 per share at the annual general meeting of shareholders on March 11, 2011.
(3)	The remaining US$66 million of these convertible bonds were repaid in full upon their maturity on April 18, 2012 at 116.77% of their principal amount.

D.	Voting rights (as of September 30, 2012)

(Unit: share)

Description		Number of shares
A. Total number of shares issued:	Common shares	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B –C – D + E):	Common shares	357,815,700
	Preferred shares	—

E.	Dividends

At the annual general meeting of shareholders on March 9, 2012, we did not declare a cash dividend to our shareholders.

Dividends during the recent three fiscal years

Description (unit)	2011		2010		2009
Par value (Won)	5,000		5,000		5,000
Profit (loss) for the period / Net income (million Won)	(991,032	)(3)	1,002,648	(3)	1,067,947	(4)
Earnings per share (Won) (1)	(2,770)		2,802		2,985
Total cash dividend amount (million Won)	—		178,908		178,908
Total stock dividend amount (million Won)	—		—		—
Cash dividend payout ratio (%)	—		17.8		16.8
Cash dividend yield (%) (2)	—		1.3		1.3
Stock dividend yield (%)	—		—		—
Cash dividend per share (Won)	—		500		500
Stock dividend per share (share)	—		—		—

(1)	Earnings per share is based on par value of W5,000 per share and is calculated by dividing net income by weighted average number of common stock.
(2)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.
(3)	Profit for the period based on separate K-IFRS.
(4)	Net income based on non-consolidated Korean GAAP.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of September 30, 2012, we operated TFT-LCD and OLED production facilities in Paju and Gumi, Korea and a LCD research center in Paju, Korea. We have also established subsidiaries in the Americas, Europe and Asia.

As of September 30, 2012, our business consisted of the manufacture and sale of LCD and OLED panels and monitor products. Because our non-LCD business represented an extremely small portion of our assets and revenues as of and for the nine months ended September 30, 2012, we have included them as part of our LCD reporting business segment.

2012 (Q1~Q3) Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)

2012 (Q1~Q3)	LCD business
Sales Revenue	20,687
Gross Profit	1,899
Operating Profit (Loss)	50

B.	Industry

(1)	Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry as a whole has experienced continued growth in its production capacity in response to growth in demand for flat panel displays.

•

The demand for LCD panels for notebook computers and monitors has stagnated due to market maturation. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, the demand for LCD panels for tablets, smartphones, industrial products and automobile navigation systems, among others, has shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2)	Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increased demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•

Since 2011, due to a general overcapacity in the TFT-LCD industry, TFT-LCD panel makers have slowed their respective rates of production capacity growth, while a number of them are pursuing other strategic alternatives such as mergers or formation of new alliances.

•	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG Display, Samsung Display, Hydis Technologies, etc.

b.	Taiwan: AU Optronics, Chimei Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, etc.

(4)	Market shares

•	Our worldwide market share of large-sized TFT-LCD panels (i.e., TFT-LCD panels that are 9 inches or larger) based on revenue is as follows:

	2012 (Q1~Q3) (1)	2011(2)	2010 (3)
Panels for Notebook Computers (4)	32.4%	34.9%	33.2%
Panels for Monitors	30.9%	28.3%	26.5%
Panels for Televisions	25.1%	24.7%	23.4%
Total	27.8%	27.3%	25.4%

(1)	Source: 2012 Q3 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report.
(2)	Source: 2011 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(3)	Source: 2010 Q4 DisplaySearch Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(4)	Includes panels for netbooks and tablets.

(5)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including in the categories of 3D, touch screens and next generation displays. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired the technical skills and have established a supply chain management system that enables us to provide one-stop solutions to our customers with respect to touch module products. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 10.1-inch flexible LCDs, 2.6 mm thin televisions (the thinnest in the world at the time) and 19-inch flexible e-papers. We are a leader in large OLED panel display technology, as demonstrated by our 55-inch OLED display panel unveiled at the Consumer Electronics Show in Las Vegas in January 2012, which was the largest OLED panel at the time.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

•

In order to meet the rapidly increasing market demand for large TFT-LCD panels, we commenced mass production at P83, an eighth generation fabrication line located in our P8 facility, and P98, a new eighth generation production facility, in March 2011 and June 2012, respectively.

•

We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

•

We are making an effort to increase our competitiveness, including in the LCD component parts market, by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in March 2005, we established a joint venture company, Paju Electric Glass Co., Ltd., with Nippon Electric Glass Co., Ltd. We invested ￦14.4 billion in return for a 40% interest in Paju Electric Glass Co., Ltd. In November 2010 and April 2011, we invested an additional ￦14.8 billion and ￦4.4 billion, respectively, in Paju Electric Glass Co., Ltd. but the additional investments did not change our percentage interest in Paju Electric Glass Co., Ltd. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. at a purchase price of ￦9.7 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics at a purchase price of ￦2.5 billion. In January 2010, we purchased 10.8 million shares of Can Yang Investment Limited representing a 15% interest at a purchase price of US$10.8 million. In October 2010, we invested an additional US$4.5 million and acquired 4.8 million additional shares of Can Yang Investment Limited.

•

In October 2008, we established a joint venture company, Suzhou Raken Technology Ltd., with AmTRAN Technology Co., Ltd., a Taiwan corporation. We invested US$10.4 million in return for a 51% interest in Suzhou Raken Technology Ltd. Suzhou Raken Technology Ltd. will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a stable long-term panel dealer. In 2009 and 2010, we invested an additional US$58.7 million and US$14.5 million, respectively, in Suzhou Raken Technology Ltd., but the additional investments did not change our percentage interest in Suzhou Raken Technology Ltd.

•

As part of our strategy to expand our production capacity overseas, we signed an investment agreement and a joint venture agreement in November 2009 with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China and held a groundbreaking ceremony in May 2012.

•

In December 2009, certain LG affiliates and we entered into a joint venture investment agreement and established a joint venture company, Global OLED Technology LLC, for purposes of managing the patent assets relating to OLED technology that we acquired from Eastman Kodak Company in December 2009. As of December 31, 2009, we had invested ￦72.3 billion in return for a 49% equity interest in the joint venture company. In June 2010, we sold ￦19.0 billion worth of our equity interest in the joint venture company. After such sale, our equity interest was reduced to 32.73%.

•

In December 2009, we acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No. 16. Under the limited partnership agreement, we agreed to invest a total amount of ￦30 billion in the fund, and as of December 31, 2010, we had invested ￦8.3 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the investment. In February 2011, we received a distribution of ￦1.4 billion from the fund, and in March and April 2011, we invested an additional ￦1.9 billion and ￦3.1 billion, respectively, in the fund. In June 2011, we received a further distribution of ￦0.7 billion as return of principal and ￦0.9 billion as dividends and we invested an additional ￦1.2 billion in the fund. In December 2011, we invested an additional ￦2.0 billion in the fund. In April, July and September 2012, we received distributions of ￦1.0 billion, ￦0.8 billion and ￦1.8 billion from the fund, respectively. In September 2012, we invested an additional ￦1.5 billion in the fund. The additional investments did not change our investment commitment amount of ￦30 billion or our limited partnership interest in the fund, which remained at 30.6%.

•

In order to establish a production base for LCD modules, LCD television sets and LCD monitors, we entered into a joint investment agreement with Top Victory Investment Ltd. in January 2010 and established L&T Display Technology (Xiamen) Ltd. and L&T Display Technology (Fujian) Ltd. in Xiamen and Fujian, China, respectively. We invested (i) ￦7.1 billion and acquired a 51% equity interest in L&T Display Technology (Xiamen) Ltd. and (ii) ￦10.1 billion and acquired a 51% equity interest in L&T Display Technology (Fujian) Ltd.

•

In May 2010, we completed the acquisition of the LCD module division of LG Innotek Co., Ltd. Through this acquisition, we expect to improve our module manufacturing process and simplify our supply chain which will increase our efficiency and competitiveness.

•

In August 2010, in order to strengthen our competitiveness in the LED backlight LCD market, we entered into a joint venture with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. and established Eralite Optoelectronics (Jiangsu) Co., Ltd., a company that specializes in LED packaging and manufacturing, in Suzhou, China. We invested US$4 million and acquired a 20% equity interest in Eralite Optoelectronics (Jiangsu) Co., Ltd.

•

In September 2010, in order to strengthen our OLED business, we acquired a 20% equity interest in YAS Co., Ltd., which develops and manufactures OLED deposition equipment components, at a purchase price of ￦10 billion.

•

In November 2010, in order to strengthen our e-book business, we acquired a 100% equity interest in Image & Materials, Inc., a company that develops and manufactures e-book deposition equipment components, at a purchase price of ￦35 billion. In each of June 2011, September 2011 and February 2012, we invested an additional ￦3.0 billion in Image & Materials, Inc.

•

In October 2010, in order to strengthen our competitiveness in the e-book market, we entered into a joint venture with Iriver Ltd. and established L&I Electronics Technology (Dongguan) Limited, a company that specializes in e-book manufacturing, in Dongguan, China. We invested US$2.6 million and acquired a 51% equity interest in L&I Electronics Technology (Dongguan) Limited.

•

In November 2010, in order to build Backlight-Module-System (BMS) lines that would help differentiate our technical skills from those of our competitors and increase our cost competitiveness, we entered into a joint venture with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested US$2.3 million and acquired a 51% equity interest in LUCOM Display Technology (Kunshan) Ltd. In February and April 2011, we invested an additional US$ 3.1 million and US$2.3 million, respectively, in LUCOM Display Technology (Kunshan) Ltd., but the additional investments did not change our percentage interest in LUCOM Display Technology (Kunshan) Ltd.

•

In April 2011, in order to enhance the product quality and assist the local development of coaters, a component used in our TFT-LCD products, we invested ￦20 billion and acquired a 16.6% interest in Narae Nanotech Corporation, a Korean equipment manufacturer. In June 2011, we invested an additional ￦10.0 billion and acquired a further 7.7% interest in Narae Nanotech Corporation. As of June 30, 2012, we held a 23% equity interest in Narae Nanotech Corporation.

•

In December 2011, in order to improve our cost competitiveness with respect to the glass substrate etching stage of our TFT-LCD panel manufacturing process, we invested ￦10.6 billion and acquired a 20.3% interest in Avatec Co., Ltd., a third party glass substrate etching processor. Avatec Co., Ltd. completed its initial public offering in November 2012. We did not subscribe to any of the new shares issued in the offering and, accordingly, our equity interest in Avatec Co., Ltd. was diluted to 16.6%.

•

In December 2011, in order to expand our module production capacity, we established LG Display U.S.A. Inc. in Texas, United States, and LG Display Reynosa S.A. de C.V. in Reynosa, Mexico. We invested in the form of paid-in capital ￦12.4 billion and ￦9.2 billion in LG Display U.S.A. Inc. and LG Display Reynosa S.A. de C.V., respectively. We currently own a 100% interest in LG Display U.S.A. Inc. and a 99% interest in LG Display Reynosa S.A. de C.V. LG Display U.S.A. Inc. owns the remaining 1% interest in LG Display Reynosa S.A. de C.V.

•	In April 2012, in order to improve our cost competitiveness with respect to tempered glass used for touch screens, we invested ￦2.0 billion and acquired a 19.8% interest in Glonix Co., Ltd.

•

In June 2012, in order to ensure a stable supply of driver integrated circuits and other component parts and to jointly develop new technologies, we invested ￦52.5 billion and acquired a 13% interest in Silicon Works Co., Ltd.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2012 Q1~Q3 (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	19,147 (92.6%)
		TFT-LCD (Korea (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	1,540 (7.4%)

Total					20,687 (100.0%)

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the third quarter of 2012 increased by approximately 5% from the second quarter of 2012. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in supply and demand.

(Unit: US$ / m2)

Description	2012 Q3	2012 Q2	2012 Q1	2011 Q4
TFT-LCD panel (1)(2)	733	701	669	684

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Units: In billions of Won, except percentages)

Business Area	Purchase type	Items	Usage	Cost (1)	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	2,612	19.6%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		4,149	31.1%	Heesung Electronics Ltd., etc.
		Polarizer		2,047	15.3%	LG Chem, etc.
		Others		4,543	34.0%	—

Total				13,351	100.0%	—

•	Period: January 1, 2012 ~ September 30, 2012.
(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2012 (Q1~Q3) (1)	2011 (2)	2010 (2)
TFT-LCD	TFT-LCD	Gumi, Paju	6,589	8,376	7,509

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 9 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2012 (Q1~Q3)	2011	2010
TFT-LCD	TFT-LCD	Gumi, Paju	5,777	6,850	6,490

•	Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Business place (area)	Available working hours of 2012 (Q1~Q3)	Actual working hours of 2012 (Q1~Q3)	Average utilization ratio
Gumi (TFT-LCD)	6,576 (1) (274 days) (2)	6,439 (1) (268 days) (2)	97.9%
Paju (3) (TFT-LCD)	5,827 (1) (243 days) (2)	5,827 (1) (243 days) (2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.
(3)	Includes P98, which commenced mass production in June 2012.

C.	Investment plan

In connection with our strategy to expand our TFT-LCD production capacity, we estimate that we will incur capital expenditures on a cash out basis of approximately ￦4 trillion in 2012. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2012 (Q1~Q3)	2011	2010
TFT-LCD	Products, etc.	TFT-LCD	Overseas (1)	19,147	22,328	23,806
			Korea (1)	1,540	1,963	1,706

			Total	20,687	24,291	25,512

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of September 30, 2012, each of our Television Business Unit and IT/Mobile Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•

Our strategy is to secure stable sales to major personal computer makers and leading consumer electronics makers globally, strengthen sales of high-resolution, IPS, slim, narrow bezel and other high-end display panels in the tablet, notebook computer and monitor markets, maintain our position as market leader in the market for large and wide television panels including LED television panels and, in the 3D television market, continually increase the market share of our panels that utilize film patterned retarder technology.

•

In the smartphone, industrial products (including aviation and medical equipment) and automobile navigation systems segment, our strategy is to continue to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our high-end products applying IPS technology.

(5)	Purchase orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

Our industry continues to experience continued declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display, Hydis Technologies, AU Optronics, Chimei Innolux, CPT, HannStar, Japan Display, Sharp, Panasonic LCD, BOE and CSOT.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities. For additional information, see Note 10 of the notes to our unaudited consolidated interim financial statements as of and for the nine months ended September 30, 2012 attached hereto.

B.	Risk management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. For additional information, see Note 10 of the notes to our unaudited consolidated interim financial statements as of and for the nine months ended September 30, 2012 attached hereto.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Euro, the Japanese Yen and the Chinese Renminbi.

•	We generally use forward exchange contracts with a maturity of less than one year to hedge against currency risks.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar, the Japanese Yen and the Chinese Renminbi.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances. In addition, we also adjust the factoring volumes of foreign currency denominated receivables and utilize usances as means of settling accounts payable relating to capital expenditures for our facilities, in response to currency fluctuations.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our long term debt obligations. As of September 30, 2012, we had no interest swap contracts outstanding.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology

	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology

	Hewlett-Packard	January 2011 ~	Patent licensing of semi- conductor device technology

Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology

	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology

	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology

	Chimei Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2012 (Q1~Q3)	2011	2010
Material Cost		358,468	550,200	616,072
Labor Cost		313,707	365,375	285,212
Depreciation Expense		183,697	217,874	93,365
Others		147,013	180,582	122,619

Total R&D-Related Expenditures		1,002,885	1,314,031	1,117,268

Accounting Treatment	Selling & Administrative Expenses	220,352	248,328	264,073
	Manufacturing Cost	608,140	942,015	717,848
	Development Cost (Intangible Assets)	174,393	123,688	135,347
R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		4.8%	5.4%	4.4%

B.	R&D achievements

Achievements in 2010

1)	Development of 9.7-inch AH-IPS model for iPads.

•	Development of the world’s first IPS tablet

•	Achieving the following viewing angles by applying AH-IPS: top (80°) / bottom (80°) / left (80°) / right (80°)

2)	Development of second Green PC products (13.3-inch, 14.0-inch and 15.6-inch in high-definition (“HD”))

•	Thin and light; low electricity consumption thereby increasing battery life

•	Development of Company-led flat product market

3)	Development of world’s first TruMotion 480Hz product (47-inch and 55-inch in full high-definition (“FHD”))

•	World’s first application of 240hz driving technology and scanning technology to achieve TruMotion 480Hz.

•	50% reduction in source driver integrated circuits (from 16ea to 8ea) by applying 1 gate 1 drain technology

4)	World’s first FHD 47-inch three-dimensional (“3D”) display panels using Glass Patterned Retarder (GPR) technology

•	Achieving FHD for 3D display panels using GPR technology

5)	Development of our first large-sized display panels viewable in 3D using shutter glasses (42-inch, 47-inch, 55-inch in FHD)

•	Achieving high aperture ratio by applying S-IPS V technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Reduction in the number of integrated circuits (from 8ea to 6ea) by applying 960Ch source driver integrated circuits

6)	World’s first LCD product which uses the LCD monitor’s bottom cover as the back cover of a television set (32-inch, 37-inch and 42-inch in FHD)

•	Removal of the television set back cover by replacing it with the LCD monitor’s bottom cover. Co-designed with a third party

7)	Development of 42-inch and 47-inch FHD display panels for television to be sold in emerging markets

•	Focusing on basic functions and removing functions that are costly

•	Achieving cost reduction by applying GIP technology

8)	Development of intra interface technology for large-sized, high resolution, high frequency display panels

•	Improved data transmission rate (from 660Mbps to 1.6Gbps)

•	Developing slim PCBs by decreasing the number of transmission lines

9)	Development of our first 21.5-inch and 26-inch FHD Edge LED products

•	Application of 21.5-inch, 26-inch FHD TV LED BL and mid-sized FHD model Slim TCON (176Pin g 88Pin)

10)	Development of our first 32 HD Edge LED product

•	Application of 32-inch HD TV Edge LED BL

11)	Development of our first 37-inch FHD M240Hz product

•	Development of 37-inch FHD 240Hz panel. Development and mass production of MEMC 240Hz with TCON model.

12)	Development of 240Hz panel for LG Electronics’ Borderless TV

•	Development of Narrow Bezel 240Hz panel (Bezel 14mm g 7mm) for LG Electronics’ Borderless TV

13)	Development of the world’s first slim 23W FHD monitor in IPS mode

•	Slim design by applying slim-type LED backlight (thickness: 14.5t g 11.5t)

•	Cost saving by applying low voltage liquid crystal

•	Removal of gate driver integrated circuits by applying GIP technology

14)	Development of the world’s first slim 185W HD monitor in TN mode

•	Slim design by applying slim-type LED backlight (thickness: 11.5t g 9.7t)

•	50% reduction in source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of optical sheet by applying new TFT structure technology (I-VCOM)

•	Removal of gate driver integrated circuits by applying GIP technology

15)	Development of 42-inch, 47-inch and 55-inch FHD monitors applying low cell gap (3.1 g 2.8um) technology

•	Enhanced 3D performance (3D CrossTalk 10.x% g 5.x%)

•	World’s first application of this technology in 42-inch, 47 inch and 55-inch FHD products

16)	Development of ultra slim 0.2t glass 12.1-inch notebook computer

•	Realization of ultra slim product by applying 0.2t glass and flat screen backlight structure

17)	Development of world’s first ultra slim 19SX TN monitor

•	Slim design by applying slim type LED backlight (thickness: 15.5 g 9.9t)

•	50% reduction (6ea to 3ea) in the number of source driver integrated circuits by applying DRD technology

•	Elimination of gate driver integrated circuits by applying GIP technology

18)	Development of 215FHD e-IPS monitor products applying LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Realization of 2 sheet structure by adopting I-VCOM resulting in increased transmittance and backlight luminance

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)

19)	Development and application of LED PKG in 215FHD TN monitor products

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)

67)	Development of world’s first slim TN monitor (185W HD, 20W HD+, 215W/23W FHD)

•	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: over 20t g 12.9t)

•	Minimization of LCM thickness by applying thin LED array structure (11.5t g 8.2t)

•	Simplification of circuit by developing T-con + Scaler 1chip

20)	Development of world’s first ultra slim 215W FHD TN monitor

•	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: 12.9t g 7.2t)

•	Minimization of LCM thickness by applying thin LED array structure (8.2t g 6t)

21)	Development of the world’s first 3D FPR type 42-inch, 47-inch and 55-inch FHD panels

•	Improved 3D performance (cross talk 1.0% i, 3D luminance 170 nit)

22)	Development of our first 42-inch, 47-inch and 55-inch FHD panels with built-in 3D formatters

•	Development of our first products with built-in MEMC and 3D formatters

23)	Development of the world’s first real 240Hz applying GIP driving technology

•	First to develop real 240Hz applying GIP driving technology

•	Reduced the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6 ea

24)	Development of panels for Macbook Air

•	Development and mass production of 116HD, 133 WXGA+ panels

•	Application of Z-inversion technology for low energy consumption

25)	Introduction of the world’s first HD shutter glasses type 3D notebook product (17.3 inch FHD)

•	Development of 172Hz high recharging speed notebook LCD panel

•	Development of Timing Controller (TC) driving technology

26)	The first all-in-one touch panel notebook from an LCD panel manufacturer (15.6 inch HD add-on touch notebook)

•	The world’s first large size (15.6-inch) notebook panel to receive Win7 Touch certification (received on July 23, 2010)

•	The world’s first LCD and touch panel integrated add-on touch module developed by an LCD panel manufacturer

27)	Introduction of the world’s first Micro Film 3D notebook (15.6-inch FHD)

•	The world’s first 3D FPR type notebook (developed timely to win market share in the 3D market)

28)	Development of the world’s first 240Hz 23W IPS monitor

•	The world’s first to realize 240Hz by application of 120Hz panel driving and scanning technologies

•	Achievement of Motion Picture Response Time (MPRT) of 8ms

29)	Development of the world’s first add-on infrared camera type 215W IPS monitor

•	Realization of thin LCM (20.5t) by application of the world’s first add-on infrared camera

•	Improved touch capabilities (dead zone free and multi-touch) and the first in the world to receive Win 7 Logo certification

•	Touch location auto correction by applying auto calibration

30)	Development of 20-inch HD and 23-inch FHD e-IPS monitor products applying widescreen LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Cost reduction and lower power consumption (20% reduction for driver integrated circuits) by using low voltage driver integrated circuits

•	Minimization of LCM thickness by applying thin LED array structure (for 20-inch HD panels: 14.5t g 10.2t)

31)	Development of 20-inch HD and 23-inch FHD TN monitor products applying widescreen LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance (for 20-inch HD monitors)

•	50% reduction in the number of source driver integrated circuits by applying DRD technology (for 23-inch FHD panels)

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (11.5t g 10.2t)

Achievements in 2011

1)	Introduction of glass-free mobile 3D product (4.3-inch WVGA)

•	Development and preparation for mass production of our first glass-free 3D product (utilizing barrier cell)

2)	Introduction of the world’s first 12.5-inch AH-IPS notebook product

•	Development of the world’s first 12.5-inch notebook utilizing AH-IPS technology

•	Achievement of a maximum circuit logic power of 1.0W

•	Development of a slim and light AH-IPS model (development of a model that utilizes IPS and flat PCB)

3)	Introduction of an integrated 14.0-inch touch panel notebook product

•	Development of a 14.0-inch touch panel notebook product as part of our plan to develop and expand our integrated touch panel products portfolio

4)	Introduction of our 15.6-inch dream color IPS notebook product

•	Development of a notebook utilizing H-IPS technology

•	Realization of a 100% color reproduction rate by applying RGB LED technology

•	Realization of 1.073G color by applying 10-bit color depth technology

5)	Development and mass production of 9.7-inch LCD panels for iPad 2

•	Application of AH-IPS and slim LCD technology

•	Decreased thickness by 20% and weight by 7% compared to LCD panel for iPad 1

6)	Development of the world’s first 3D FPR 23-inch FHD TN monitor product

•	Minimization of flicker / crosstalk by applying FPR technology

•	Minimization of cost increase by applying one layer 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

7)	Introduction of our first 50-inch Cinema TV product

•	Application of 21:9 screen display ratio (2560 x 1080 resolution)

•	Application of 960ch + EPI source driver integrated circuits for optimal high-resolution

•	Application of scanning technology under the Horizontal 2Edge structure

8)	Development of the world’s first 3D FPR 23-inch IPS FHD monitor product

•	Minimization of flicker / crosstalk by applying FPR technology

•	Minimization of cost increase by applying one layer 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

9)	Development and introduction of the world’s first 15.6-inch HD FPR 3D notebook product

•	Realization of the world’s first 15.6-inch HD FPR 3D product

•	Realization of high luminance 3D images (two times the luminance compared to images from notebooks utilizing shutter glass technology)

•	Minimization of cost increase by applying one layer 3D film

10)	Development and introduction of the world’s first 17.3-inch Dream Color AH-IPS notebook product

•	Development of the world’s first 17.3-inch notebook computer applying AH-IPS

•	Realization of Dream Color (100% color reproduction rate) by applying RGB LED

•	Realization of 1.073G color by applying Color Depth 10-bit technology

•	Realization of 89 degrees viewing angle (up/down/left/right) by applying IPS technology

11)	Development and introduction of a 15.6-inch HD product with the world’s lowest (at the time) power consumption from logic circuit (0.5W).

•	Application of DRD Z-inversion, HVDD and low voltage process

•	Application of high intensity LED (2.3cd) and Vcut light guide plate

•	Increase in battery life due to logic circuit power consumption reduction

12)	Development of the world’s smallest (at the time) Narrow Bezel Notebook Model

•	The first in the world to apply 4.5 mm narrow bezel

•	Formation of camera hole by B/M mask patterning

13)	Development of a new 10.1-inch WX smartbook LCD

•	Development of the our first 10.1-inch WXGA LCD following in the footsteps of our 9.7-inch XGA model

•	Realization of reduced power consumption, high permeability and increased viewing angle by application of IPS technology.

14)	Development of a 42-inch FHD product applying COT technology

•	Simplifying panel production process by applying COT (Color Filter on TFT) technology

•	Luminance increased by 10%

15)	Development of 42-inch, 47-inch and 55-inch direct slim LCD TV

•	Development of the world’s first direct-mounted 11.0 mm depth ultra-slim LCM model

•	Application of 96 block local dimming and M240Hz technology

16)	Development of a 47-inch super narrow public display panel

•	Development of our first super narrow bezel (seam 6.9mm) product for application in public display panels

17)	Introduction of the world’s first 15.6-inch FHD AH-IPS notebook product

•	Development of the world’s first 15.6-inch FHD model applying AH-IPS technology

•	Development of slim & light AH-IPS model (thickness: 3.4mm; weight: 330g)

•	Achieving the following viewing angles by applying IPS technology; 178° from top to bottom; 178° from left to right

18)	Development of a 15.6-inch FHD notebook applying a new backlight arrangement

•	Optimization of light placement by application of New Concept LED Backlight

•	Reduction in the number of LED integrated circuits (78ea g 10ea) by application of mid-power LED

•	Reduced energy consumption pursuant to a reduction in the number of LED integrated circuits (7.4W g 5.9W)

19)	Development of the world’s first 215/25/27 FHD TN and 215 FHD IPS 3D monitor

•	Minimization of flicker/crosstalk by application of FPR technology

•	Minimization of cost increase by applying one-layered 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

20)	Development of a 4.5-inch true HD AH-IPS display smartphone product

•	For 4G LTE smartphones (introduced by LG Electronics in September 2011)

•	Application of true HD720 resolution and AH-IPS technology

21)	Development of the world’s first 14.0-inch HD 3D FPR notebook product

•	Realization of the world’s first 14.0-inch 3D FPR display

•	Realization of high luminance 3D images (two times the luminance compared to images from notebook panels utilizing shutter glass technology)

22)	Development of the world’s first AH-IPS GIP / DRD column inversion technology

•	Development of AH-IPS GIP / DRD by application of shrink GIP technology

•	Realization of TN-equivalent panel size through reduced panel load

•	Achieved TN-equivalent logic energy consumption levels

Achievements in 2012

1)	Introduction of the world’s first 13.3-inch high definition plus (“HD+”) AH-IPS notebook product

•	Development of the world’s first 13.3-inch HD+ model applying AH-IPS technology

2)	Development and introduction of a 14.0-inch HD product with the world’s lowest (at the time) rate of logic circuit energy consumption (0.4W)

•	Application of DRD Z-inversion, HVDD and low voltage process

•	Application of high intensity LED (2.3cd) and Vcut light guiding plate

•	Increase in battery life due to reduced logic circuit energy consumption

3)	Introduction of a 14.0-inch HD+ notebook product with a high color reproduction rate

•	Development of a 14.0-inch HD+ 72% color reproduction rate model

•	Development of a slim model applying 0.3 mm glass etching

4)	Introduction of a 15.6-inch FHD glasses-free 3D notebook product

•	Development of the first notebook product applying switchable barrier type 3D technology that does not require the use of glasses

5)	Development of the world’s first 23-inch FHD monitor product applying AH-IPS 4Mask technology

•	Increased display panel luminance by application of AH-IPS technology (20% more luminance compared to display panels applying conventional IPS technology)

•	Simplified panel production process by application of AH-IPS 4Mask technology

•	30% reduction in energy consumption resulting from increased efficiency of LED and circuit components

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

6)	Development of TN monitor products (20-inch HD+, 21.5-inch FHD and 23-inch FHD) applying new LED

•	20% reduction in energy consumption resulting from increased efficiency of LED and circuit components (based on 23W power consumption models)

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

7)	Development of products with new edge backlight unit (32-inch, 37-inch and 42-inch FHD)

•	Vertical 2Bar LED backlight unit g Vertical 1Bar LED backlight unit

•	Reduced energy consumption by 25% resulting from a reduction in the number of LED integrated (based on 32-inch display panel)

8)	Development of 42-inch FHD product with new direct backlight unit

•	Development of LED Lens through the improvement of LED Beam spread angle ( 72ea based on 42-inch display panel)

•	Same thickness as conventional edge LED lighting lamp (35.5 mm)

9)	Development of products with the world’s narrowest bezels of 3.5 mm (47-inch and 55-inch FHD)

•	Narrow set design possible using 3.5 mm bezel

10)	Development of the world’s first panel products without borders on three sides (32-inch, 42-inch, 47-inch and 55-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

11)	Development of monitor products without borders on three sides (21.5-inch, 23-inch and 27-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides, and application of double-sided adhesive to secure the position of the panel and backlight

•	Used double guide panels to reduce light leakage issues in IPS panels

12)	Development of 12.5-inch HD AH-IPS slim and light notebook display panels

•	Achieved thickness of 2.85t

•	Reduced the number of LEDs required by using high intensity LEDs (2.5cd)

13)	The world’s first GF2 Touch Tablet Product Development (10.1WXGA LCM + Touch)

•	Touch Concept: GF2, Touch IC In-House

•	Reduced cost by applying TMIC

•	Reduced power consumption by applying 6 in 1 (Buck version) PMIC

•	Reduced cost and power consumption by applying AH-IPS + DRD-Z

•	Reduced cost by applying Taper LGP

14)	Development of Automotive 9.2WV product that applies wide temperature AH5-IPS technology

•	For use in Center Information Displays and Rear Seat Entertainment Displays mounted on K9 model Kia cars

•	Wide temperature materials/components used and AH5-IPS technology applied

15)	Application and introduction of the world’s first large multi-model on a glass (“MMG”) type product (60-inch FHD and 32-inch HD)

•	Increased glass efficiency by successfully applying large MMG technology for the first time in the industry

•	Developed three sided and six sided chamfers for eighth generation 60-inch FHD panels and 32-inch HD panels, respectively

16)	Development of the world’s first 84-inch ultra definition (“UD”) display panel product

•	a-Si based 1G 1D UD panel with steady charging

•	Developed extra-large edge LED with rigid heat resistant structure

17)	Development of 2000 nit bright public display panel for outdoor use (47-inch FHD)

•	Use of optimal-temperature panel prevents any blackening effect when exposed to direct sunlight

•	Use of quarter-wave plate (applying FPR technology) allows viewers wearing polarized sunglasses to view the public display panel with ease

•	Applied heat resistant structure without heat sink

•	Improved bright room contrast ratio by applying Shine Out ARC POL technology

18)	Development of seam (AtA) 5.6 mm super-narrow bezel (“SNB”) public display panel (55-inch FHD)

•	Bezel thickness minimized (2.9 mm for pad, 1.6 mm for non-pad)

•	Developed SNB structure technology

19)	Development of 47-inch and 55-inch display panel products applying vertical 1Bar structure

•	Our first 47-inch and 55-inch display panel products applying vertical 1Bar LED backlight units

•	Reduced number of LEDs needed, resulting in reduced energy consumption (for example, energy consumption for the 47-inch display panel was reduced from 65.5W to 55.8W)

20)	Development of the world’s first 29-inch 21:9 ratio three-side borderless monitor product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

•	Double-sided adhesive used to secure the position of the panel and backlight

•	Double guide panels used to resolve light leakage issues in IPS panels

21)	Development of the world’s first 12.9-inch high-resolution slim AH-IPS display panel

•	Ultra-high resolution WQSXGA+ (239 PPI)

•	Achieved 400 nit brightness by improving panel luminance and applying high intensity LED PKG and new 1Bar structure

•	Developed 2.95 mm slim model through glass etching and application of rigid PCB

22)	Development of the world’s first ultra-slim all-in-one product applying G2 Touch technology (4.67WXGA, LGE Optimus G)

•	320 PPI high resolution AH-IPS display panel

•	Ultra-slim LCM by applying G2 Touch and OCR Direct Bonding technologies

10.	Intellectual Property

As of September 30, 2012, our cumulative patent portfolio (including patents that have already expired) included a total of 18,944 patents, consisting of 8,554 in Korea and 10,390 in other countries.

11.	Environmental Matters

We are subject to a variety of environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as triflouride oxide and perfluoro compounds, or PFCs, including sulfur hexafluoride, or SF6, gases, by installing abatement systems to meet voluntary emissions targets for the TFT-LCD industry for 2010. As part of our voluntary activities to reduce emission of greenhouse gases, we installed triflouride oxide abatement systems at all of our production lines.

We also installed an SF6 abatement system in P1 in April 2005, and have taken steps to install additional SF6 abatement systems through the use of Clean Development Mechanism, or CDM, projects. We manage our CDM projects jointly with LG International Corp. On July 10, 2010, after becoming the first TFT-LCD company to receive the UNFCCC CDM Executive Board’s approval of our CDM project, we installed an SF6 abatement system in P6. We received a total of 343,971 tonnes of CO2 equivalent of certified emission reduction credits, or CERs, from the UN for the reduction of greenhouse gas emissions during the period from August 1, 2010 to December 31, 2010, all of which was sold in December 2011. We also received a total of 337,745 tonnes of CO2 equivalent of CERs for the reduction of greenhouse gas emissions during the period from January 1, 2011 to August 31, 2011. We were the first TFT-LCD manufacturer to receive CERs pursuant to an SF6 decomposition CDM project. We intend to ask a third party accreditation agency to examine the reduction of our greenhouse gas emissions in P1 and P6 since September 1, 2011 as part of our application for receiving CERs from the UN. In August 2011, we commenced the installation of an SF6 abatement system in P7 through the implementation of CDM projects which became operational in February 2012, which further reduced our greenhouse gas emissions. We intend to ask a third party accreditation agency to examine the reduction of our greenhouse gas emissions in P7 since February 1, 2012 as part of our application for receiving CERs from the UN.

Under the Framework Act on Low Carbon, Green Growth, the Korean government has designated us as one of the companies subject to greenhouse gas emission and energy consumption targets. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting the reduction target for 2012, which may have a negative effect on our profitability or production activities. In addition, if we fail to meet our reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines.

In connection with the greenhouse gas emission reduction target system, we submitted a statement of our domestic emissions and energy usage for the years 2007 through 2010 to the Korean government (i.e., the Ministry of Environment and the Ministry of Knowledge Economy), which was certified by DNV Certification Co., Ltd., a government-designated certification agency. We are currently preparing a statement of our domestic emissions and energy usage for the year 2011, which we submitted to the Ministry of Environment and the Ministry of Knowledge Economy in March 2012 after certification by Lloyd’s Register Quality Assurance, another government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2011	2010	2009
Greenhouse gases	5,926	5,576	4,755
Energy	55,234	45,850	37,075

In addition, in order to improve the efficiency and reliability of measuring our greenhouse gas emission reduction activities, we have begun implementing improvements in our electronic greenhouse gas inventory system and plan to complete such improvements sometime in 2012.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P8, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China.

In addition, with respect to P1 through P8 and our module production plants in Gumi and Paju, we have established and are currently operating a new green management system, which was certified by BSI Group Korea in November 2011. Furthermore, we have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008, and received commendations from the Prime Minister and the Minister of Environment of Korea for our efforts to promote recycling. In addition, with respect to our recently constructed P98 and Gumi module 5 production plant, we applied for ISO 14001 and green management system certifications in October 2012, and we also intend to renew the relevant certifications for our other facilities in Gumi and Paju.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect in July 2006, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to purchase environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first TFT-LCD company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321 by 2012, a RoHS international testing standard, by including a halogen-free combustion ion chromatography method in our committee draft that we submitted in June 2010.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)

Description	As of September 30, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009(1)
Current assets	8,759,147	7,858,065	8,840,433	8,226,142
Quick assets	6,012,337	5,540,695	6,625,216	6,558,362
Inventories	2,746,810	2,317,370	2,215,217	1,667,780
Non-current assets	16,557,373	17,304,866	15,017,225	11,477,335
Investments in equity accounted investees	405,484	385,145	325,532	282,450
Property, plant and equipment, net	13,868,468	14,696,849	12,815,401	9,596,497
Intangible assets	523,119	535,114	539,901	352,393
Other non-current assets	1,760,302	1,687,758	1,336,391	1,245,995

Total assets	25,316,520	25,162,931	23,857,658	19,703,477

Current liabilities	10,164,209	9,911,434	8,881,829	6,495,071
Non-current liabilities	5,175,464	5,120,469	3,914,862	3,168,657

Total liabilities	15,339,673	15,031,903	12,796,691	9,663,728

Share capital	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(4,363)	12,181	(35,298)	(51,005)
Retained earnings	5,928,611	6,063,359	7,031,163	6,050,562
Non-controlling interest	12,407	15,296	24,910	0

Total equity	9,976,847	10,131,028	11,060,967	10,039,749

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009(1)
Revenue	20,687,093	17,681,311	19,028,172	14,132,558
Results (loss) from operating activities	49,699	(779,601)	1,697,470	696,985
Income (loss) from continuing operation	(83,383)	(781,641)	1,427,606	615,654
Profit (loss) for the period	(83,383)	(781,641)	1,427,606	615,654
Profit (loss) attributable to:
Owners of the Company	(81,024)	(776,337)	1,426,462	615,654
Non-controlling interest	(2,359)	(5,304)	1,144	—
Basic earnings (loss) per share	(226)	(2,170)	3,987	1,721
Diluted earnings (loss) per share	(226)	(2,170)	3,892	1,721
Number of consolidated entities	19	18	16	11

(1)	Although our financial statements for the year ended December 31, 2009 were audited by our independent auditors in accordance with K-IFRS, our interim financial statements were not reviewed by our independent auditors.

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)

Description	As of September 30, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009(1)
Current assets	8,378,727	7,326,764	8,499,873	7,973,355
Quick assets	6,108,041	5,414,054	6,739,908	6,687,050
Inventories	2,270,686	1,912,710	1,759,965	1,286,305
Non-current assets	16,258,015	16,947,200	14,658,125	11,283,512
Investments	1,399,621	1,386,313	1,279,831	1,075,229
Property, plant and equipment, net	12,731,322	13,522,553	11,688,061	8,730,263
Intangible assets	512,405	479,510	483,260	340,885
Other non-current assets	1,614,667	1,558,824	1,206,973	1,137,135

Total assets	24,636,742	24,273,964	23,157,998	19,256,867

Current liabilities	9,929,305	9,485,333	8,453,869	6,120,663
Non-current liabilities	5,221,567	5,101,714	3,833,454	3,102,006

Total liabilities	15,150,872	14,587,047	12,287,323	9,222,669

Share capital	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	7,200	(3,944)	(7,795)	(17,366)
Retained earnings	5,438,478	5,650,669	6,838,278	6,011,372

Total equity	9,485,870	9,686,917	10,870,675	10,034,198

(Unit: In millions of Won, except for per share data)

Description	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009(1)
Revenue	20,174,069	17,022,421	18,793,301	14,194,396
Results (loss) from operating activities	(52,683)	(926,805)	1,453,412	728,392
Income (loss) from continuing operation	(158,642)	(834,324)	1,305,635	662,199
Profit (loss) for the period	(158,642)	(834,324)	1,305,635	662,199
Basic earnings (loss) per share	(443)	(2,332)	3,649	1,851
Diluted earnings (loss) per share	(443)	(2,332)	3,558	1,851

(1)	Although our financial statements for the year ended December 31, 2009 were audited by our independent auditors in accordance with K-IFRS, our interim financial statements were not reviewed by our independent auditors.

C.	Consolidated subsidiaries (as of September 30, 2012)

Company	Primary Business	Location	Equity Interest
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	90%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
L&I Electronic Technology (Dongguan) Limited	Manufacturing and sales	China	51%
Image & Materials, Inc.	Manufacturing and sales	Korea	100%
LUCOM Display Technology (Kunshan) Limited	Manufacturing and sales	China	51%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
LG Display Reynosa S.A. de C.V.	Manufacturing	Mexico	100%
Nanumnuri Co., Ltd.(1)	Workplace services (2)	Korea	100%

(1)	Formed as a wholly owned subsidiary in March 2012 in order to comply with Korean legal requirement for employers with 100 or more employees to employ disabled persons. We made a capital contribution of ￦800 million.
(2)	Includes workplace services such as janitorial, car washing, gym and cafe services.

D.	Status of equity investment (as of September 30, 2012)

Company	Investment Amount	Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$260,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY2,834,206,315	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY895,904,754	August 7, 2006	90%
LG Display Shenzhen Co., Ltd.	CNY3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY273,048,000 (1)	April 19, 2010	100%
L&I Electronic Technology (Dongguan) Limited	CNY17,062,560	October 25, 2010	51%
Image & Materials, Inc.	￦43,999,839,152	November 29, 2010	100%
LUCOM Display Technology (Kunshan) Limited	CNY50,353,677	December 27, 2010	51%
LG Display U.S.A. Inc.	US$10,920,000	December 8, 2011	100%
LG Display Reynosa S.A. de C.V.	MXN111,998,058	December 30, 2011	100%
Nanumnuri Co., Ltd.	￦800,000,000	March 19, 2012	100%
Suzhou Raken Technology Co., Ltd.	CNY569,455,395	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	￦33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	￦14,073,806,250	May 16, 2008	12%
AVACO Co., Ltd.	￦6,172,728,120	June 9, 2008	16%
Guangzhou New Vision Technology Research and Development Limited	CNY25,000,000	July 11, 2008	50%
NEW OPTICS, Ltd.	￦12,199,600,000	July 30, 2008	42%
LIG ADP Co., Ltd.	￦6,330,000,000	February 24, 2009	13%
Wooree LED Co., Ltd.	￦11,900,000,000	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	￦6,066,658,000	June 24, 2009	40%
RPO, Inc.	US$12,285,022	November 3, 2009	26%
Global OLED Technology LLC	US$45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16	￦12,422,447,109	December 7, 2009	31%
Can Yang Investment Ltd.	US$15,300,000	January 27, 2010	9%
YAS Co., Ltd.	￦10,000,000,000	September 16, 2010	19%
Eralite Optoelectronics (Jiangsu) Co., Ltd.	US$4,000,000	September 28, 2010	20%
Narae Nanotech Corporation	￦30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	￦10,600,000,000	December 6, 2011	20	% (2)
Glonix Co., Ltd.	￦2,000,000,000	April 10, 2012	20%

(1)	In October 2012, we invested an additional CNY252 million in LG Display Yantai Co., Ltd.
(2)	In November 2012, Avatec Co., Ltd. completed its initial public offering. We did not subscribe to any of the new shares issued in the offering and, accordingly, our equity interest in Avatec Co., Ltd. was diluted to 16.6%.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2012 (Q1~Q3)	2011	2010
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	850 (285) (2)	850 (285) (2)	850 (585) (3)
Time required	8,704	16,154	16,646

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Compensation amount in ( ) is for K-IFRS audit of 2009 financial statements, Form 20-F filing and SOX 404 audit.

B.	Non-audit service

Not applicable.

14.	Board of Directors

A.	Independence of directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us. As of September 30, 2012, our outside directors are comprised of four persons, three of whom are also members of our audit committee, and our non-outside directors are comprised of three persons: the chief executive officer, the chief financial officer and a non-standing director.

B.	Members of the board of directors

(as of September 30, 2012)

Name	Date of birth	Position	Business experience	First elected
Sang Beom Han	June 18, 1955	Representative Director, Chief Executive Officer and Executive Vice President	Head of LG Display TV Business Division	March 9, 2012

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	February 29, 2008

Yu Sig Kang	November 3, 1948	Director	Vice Chairman, Representative Director, LG Corp.	March 11, 2011

Tae Sik Ahn	March 21, 1956	Outside Director	Professor, College of Business Administration and Graduate School of Business, Seoul National University	March 12, 2010

William Y. Kim	June 6, 1956	Outside Director	Partner, Ropes & Gray LLP	February 29, 2008

Jin Jang	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011

Dong Il Kwon	February 5, 1957	Outside Director	Professor, Department of Materials Science and Engineering, Seoul National University	March 9, 2012

C.	Committees of the board of directors

(as of September 30, 2012)

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, William Y. Kim, Jin Jang

Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, Dong Il Kwon, Jin Jang

Remuneration Committee	1 non-outside director and 2 outside directors	William Y. Kim, James (Hoyoung) Jeong, Tae Sik Ahn

Management Committee	2 non-outside directors	Sang Beom Han, James (Hoyoung) Jeong

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2012): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2012): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2012:

Name	Relationship	Number of Shares of Common Stock	Equity Interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	930	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of September 30, 2012:

Beneficial Owner	Number of Shares of Common Stock	Equity Interest
LG Electronics	135,625,000	37.9%
National Pension Service	21,633,625	6.1%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2012 (Q1~Q3)

(Unit: person, in millions of Won)

Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (5)	Remarks
Non-outside directors	3	738	(3)(4)	246	—
Outside directors who are not audit committee members	1	39		39	—
Outside directors who are audit committee members	3	126		42	—

Total	7	903		—	—

(1)	Number of directors as at September 30, 2012.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Includes remuneration for Young Soo Kwon whose term as CEO ended on March 9, 2012.
(5)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the nine months ended September 30, 2012.

(2)	Stock option

The following table sets forth certain information regarding our stock options as of September 30, 2012.

(Unit: Won, Stock)

Executive Officers (including Former Officers)	Grant Date	Exercise Period (2)		Exercise		Number of Granted	Number of Exercised	Number of Cancelled	Number of Exercisable
		From	To	Price		Options	Options	Options (1)	Options (1)
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	￦	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	￦	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	￦	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	￦	44,050	40,000	0	20,000	20,000

Total						220,000		110,000	110,000

(1)	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.
(2)	On April 7, 2012, all outstanding stock options expired unexercised.

B.	Employees

As of September 30, 2012, we had 34,634 employees (excluding our executive officers). The total amount of salary paid to our employees for the nine months ended September 30, 2012 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ￦1,173,078 million. The following table provides details of our employees as of September 30, 2012:

(Unit: person, in millions of Won, year)

	Number of Employees (1)	Total Salary in 2012 (Q1~Q3) (2) (3) (4)	Per Capita Salary (5)	Average Years of Service
Male	23,969	895,575	37	5.2
Female	10,665	227,503	26	3.2

Total	34,634	1,173,078	34	4.6

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2012 was ￦229,891 million and the per capita welfare benefit provided was ￦6.6 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Per Capita Salary is calculated using the average number of employees (total: 34,919, male: 24,259, female: 10,660) for the nine months ended September 30, 2012.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2012 and 2011

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2012, the condensed consolidated statements of comprehensive income (loss) for each of the three-month and nine-month periods ended September 30, 2012 and 2011, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 18 to the condensed consolidated interim financial statements, LG Display Co., Ltd., along with its subsidiaries, has been named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with the alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

We audited the consolidated statement of financial position as of December 31, 2011 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 22, 2012, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

October 31, 2012

This report is effective as of October 31, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2012 and December 31, 2011

(In millions of won)	Note	2012		2011
Assets
Cash and cash equivalents	10	￦	1,947,057	1,517,977
Deposits in banks	10		553,339	815,000
Trade accounts and notes receivable, net	10, 17, 20		2,891,524	2,740,107
Other accounts receivable, net	10		214,027	212,870
Other current financial assets	10		4,466	3,297
Inventories	6		2,746,810	2,317,370
Other current assets			401,924	251,444

Total current assets			8,759,147	7,858,065

Investments in equity accounted investees	7		405,484	385,145
Other non-current financial assets	10		142,227	84,548
Deferred tax assets	22		1,444,590	1,424,005
Property, plant and equipment, net	8, 21		13,868,468	14,696,849
Intangible assets, net	9, 21		523,119	535,114
Other non-current assets			173,485	179,205

Total non-current assets			16,557,373	17,304,866

Total assets		￦	25,316,520	25,162,931

Liabilities
Trade accounts and notes payable	10, 20	￦	4,537,404	3,782,627
Current financial liabilities	10, 11	￦	1,406,535	894,972
Other accounts payable	10, 20		3,074,590	3,992,671
Accrued expenses			413,826	267,595
Income tax payable			34,703	58,259
Provisions			171,677	279,403
Advances received			498,921	616,351
Other current liabilities			26,553	19,556

Total current liabilities			10,164,209	9,911,434

Non-current financial liabilities	10, 11		3,246,531	3,722,364
Non-current provisions			5,939	5,400
Deferred tax liabilities	22		—	240
Employee benefits	15		292,224	146,638
Long-term advances received	17		1,208,088	668,914
Other non-current liabilities			422,682	576,913

Total non-current liabilities			5,175,464	5,120,469

Total liabilities			15,339,673	15,031,903

Equity
Share capital	19		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	19		(4,363)	12,181
Retained earnings			5,928,611	6,063,359

Total equity attributable to equity holders of the Controlling Company			9,964,440	10,115,732

Non-controlling interests			12,407	15,296

Total equity			9,976,847	10,131,028

Total liabilities and equity		￦	25,316,520	25,162,931

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(In millions of Won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2012		2011	2012		2011
Revenue	20, 21	￦	7,593,045	6,268,733	￦	20,687,093	17,681,311
Cost of sales	12, 30		(6,791,821)	(6,088,298)		(18,787,668)	(16,816,817)

Gross profit			801,224	180,435		1,899,425	864,494

Other income	14		283,748	420,315		767,628	1,000,197
Selling expenses	12, 13		(193,636)	(156,728)		(630,407)	(531,207)
Administrative expenses	12, 13		(135,889)	(93,828)		(391,230)	(318,766)
Research and development expenses	12		(174,560)	(206,339)		(552,704)	(624,101)
Other expenses	12, 14		(327,480)	(635,908)		(1,043,013)	(1,170,218)

Results from operating activities			253,407	(492,053)		49,699	(779,601)

Finance income	16		104,317	57,788		204,558	167,509
Finance costs	16		(125,939)	(263,973)		(316,098)	(330,896)
Other non-operating loss, net			(3,914)	(1,956)		(7,950)	(8,187)
Equity income on investments, net			2,275	5,143		25,346	3,414

Profit (loss) before income tax			230,146	(695,051)		(44,445)	(947,761)
Income tax expense (benefit)	22		71,953	(7,533)		38,938	(166,120)

Profit (loss) for the period			158,193	(687,518)		(83,383)	(781,641)

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets	16		8,997	3,365		16,331	5,056
Defined benefit plan actuarial gain (loss)	15		(71,076)	425		(70,825)	1,497
Cumulative translation differences			(30,527)	91,991		(29,825)	72,257
Loss on sale of own shares of associate accounted for using the equity method			(125)	(118)		—	(346)
Income taxes on other comprehensive (income) loss items			15,455	(929)		13,521	(1,779)

Other comprehensive income (loss) for the period, net of income tax			(77,276)	94,734		(70,798)	76,685

Total comprehensive income (loss) for the period		￦	80,917	(592,784)	￦	(154,181)	(704,956)

Profit (loss) attributable to:
Owners of the Controlling Company			158,615	(686,079)		(81,024)	(776,337)
Non-controlling interests			(422)	(1,439)		(2,359)	(5,304)

Profit (loss) for the period		￦	158,193	(687,518)	￦	(83,383)	(781,641)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			81,748	(593,954)		(151,292)	(701,369)
Non-controlling interests			(831)	1,170		(2,889)	(3,587)

Total comprehensive income (loss) for the period		￦	80,917	(592,784)	￦	(154,181)	(704,956)

Earnings (loss) per share
Basic earnings (loss) per share	23	￦	443	(1,917)		(226)	(2,170)

Diluted earnings (loss) per share	23	￦	443	(1,917)		(226)	(2,170)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2012 and 2011

				Gain (loss) on sale
	Share		Share	of own shares	Fair value	Translation	Retained		Non-controlling	Total
(In millions of won)	capital		premium	of associates	reserve	reserve	earnings	Total	interests	equity
Balances at January 1, 2011	￦	1,789,079	2,251,113	810	(5,560)	(30,548)	7,031,163	11,036,057	24,910	11,060,967

Total comprehensive loss for the period
Loss for the period		—	—	—	—	—	(776,337)	(776,337)	(5,304)	(781,641)

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets, net of tax		—	—	—	3,606	—	—	3,606	—	3,606
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	1,168	1,168	—	1,168
Cumulative translation differences		—	—	—	—	70,540	—	70,540	1,717	72,257
Gain on sale of own shares of associates accounted for using the equity method, net of tax		—	—	(346)	—	—	—	(346)		(346)

Total other comprehensive income (loss)		—	—	(346)	3,606	70,540	1,168	74,968	1,717	76,685

Total comprehensive income (loss) for the period		—	—	(346)	3,606	70,540	(775,169)	(701,369)	(3,587)	(704,956)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	—	5,709	5,709

Balances at September 30, 2011	￦	1,789,079	2,251,113	464	(1,954)	39,992	6,077,086	10,155,780	27,032	10,182,812

Balances at January 1, 2012	￦	1,789,079	2,251,113	596	(3,856)	15,441	6,063,359	10,115,732	15,296	10,131,028

Total comprehensive loss for the period								—
Loss for the period		—	—	—	—	—	(81,024)	(81,024)	(2,359)	(83,383)

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets, net of tax		—	—	—	12,773	—	—	12,773	—	12,773
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(53,724)	(53,724)	—	(53,724)
Cumulative translation differences		—	—	—	—	(29,317)	—	(29,317)	(530)	(29,847)

Total other comprehensive income (loss)		—	—	—	12,773	(29,317)	(53,724)	(70,268)	(530)	(70,798)

Total comprehensive income (loss) for the period		—	—	—	12,773	(29,317)	(134,748)	(151,292)	(2,889)	(154,181)

Transaction with owners, recorded directly in equity		—	—	—	—	—	—	—	—	—

Balances at September 30, 2012	￦	1,789,079	2,251,113	596	8,917	(13,876)	5,928,611	9,964,440	12,407	9,976,847

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from operating activities:
Loss for the period		￦	83,383	781,641
Adjustments for:
Income tax expense (benefit)	22		38,938	(166,120)
Depreciation			3,044,408	2,484,028
Amortization of intangible assets			198,131	173,271
Gain on foreign currency translation			(120,748)	(166,063)
Loss on foreign currency translation			67,696	289,381
Expenses related to defined benefit plan	15		104,009	85,421
Impairment loss on intangible assets			37,720	—
Gain on disposal of property, plant and equipment			(4,343)	(597)
Loss on disposal of property, plant and equipment			3,168	472
Loss on disposal of intangible assets			704	—
Finance income			(68,032)	(49,176)
Finance costs			146,521	245,481
Equity income on investments, net			(25,346)	(3,414)
Other income			(6,761)	(18,962)
Other expenses			392,671	150,984
Other non-operating loss			—	7

			3,725,353	2,243,072

Change in trade accounts and notes receivable			(894,483)	730,753
Change in other accounts receivable			39,835	(104,751)
Change in other current assets			(124,331)	(51,917)
Change in inventories			(429,440)	(153,587)
Change in other non-current assets			(44,299)	(30,317)
Change in trade accounts and notes payable			812,930	(223,293)
Change in other accounts payable			(202,749)	(20,400)
Change in accrued expenses			173,547	(119,446)
Change in other current liabilities			353,671	9,330
Change in long-term advances received			789,670	281,975
Change in other non-current liabilities			2,369	15,070
Change in provisions			(313,204)	(171,306)
Change in defined benefit obligation			(29,073)	(8,093)

Cash generated from operating activities			3,859,796	2,397,090
Income taxes paid			(67,400)	(157,588)
Interest received			27,048	54,220
Interest paid			(146,152)	(109,996)

Net cash from operating activities		￦	3,673,292	2,183,726

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from investing activities:
Dividends received		￦	686	6,130
Proceeds from withdrawal of deposits in banks			812,000	2,401,500
Increase in deposits in banks			(550,339)	(1,214,500)
Acquisition of investments in equity accounted investees			(3,533)	(40,610)
Proceeds from disposal of investments in equity accounted investees			3,938	2,045
Acquisition of property, plant and equipment			(3,316,048)	(2,877,626)
Proceeds from disposal of property, plant and equipment			13,514	800
Acquisition of intangible assets			(242,009)	(154,636)
Grants received			2,173	1,560
Proceeds from (payment upon) settlement of derivatives			(211)	26,797
Proceeds from collection of short-term loans			—	45
Increase in short-term loans			(31)	—
Acquisition of other non-current financial assets			(54,070)	(45,671)
Proceeds from disposal of other non-current financial assets			11,089	121,651

Net cash used in investing activities			(3,322,841)	(1,772,515)

Cash flows from financing activities:
Proceeds from short-term borrowings			3,259,471	1,271,577
Repayments of short-term borrowings			(3,115,712)	(2,084,505)
Issuance of debentures			—	896,209
Proceeds from long-term debt			494,000	591,921
Repayments of current portion of long-term debt			(558,317)	(838,800)
Increase in non-controlling interest			—	5,709
Payment of cash dividend			—	(178,908)

Net cash provided by (used in) financing activities			79,442	(336,797)

Net increase in cash and cash equivalents			429,893	74,414
Cash and cash equivalents at January 1			1,517,977	1,631,009
Effect of exchange rate fluctuations on cash held			(813)	10,194

Cash and cash equivalents at September 30		￦	1,947,057	1,715,617

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of September 30, 2012, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the Americas, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2012, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of September 30, 2012, there are 22,431,838 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2012

(In millions)
Subsidiaries	Location	Percentage of ownership	Date of incorporation	Fiscal year end	Business	Capital stocks
LG Display America, Inc. (*1)	California, U.S.A.	100%	September 24, 1999	December 31	Sell TFT-LCD products	USD260
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	October 12, 1999	December 31	Sell TFT-LCD Products	JPY95
LG Display Germany GmbH	Dusseldorf, Germany	100%	November 5, 1999	December 31	Sell TFT-LCD products	EUR1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	April 12, 1999	December 31	Sell TFT-LCD products	NTD116
LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	July 15, 2002	December 31	Manufacture and sell TFT-LCD products	CNY2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	January 16, 2003	December 31	Sell TFT-LCD products	CNY4
LG Display Poland Sp. zo. o.	Wroclaw, Poland	80%	September 6, 2005	December 31	Manufacture and sell TFT-LCD products	PLN511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	90%	June 30, 2006	December 31	Manufacture and sell TFT-LCD products	CNY992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	August 28, 2007	December 31	Sell TFT-LCD products	CNY4
LG Display Singapore Pte. Ltd.	Singapore	100%	January 12, 2009	December 31	Sell TFT-LCD products	SGD1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	January 5, 2010	December 31	Manufacture LCD module and TV sets	CNY82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	January 5, 2010	December 31	Manufacture LCD Module and monitor sets	CNY116
LG Display Yantai Co., Ltd.	Yantai, China	100%	April 19, 2010	December 31	Manufacture and sell TFT-LCD products	CNY273
L&I Electronic Technology (Dongguan) Limited	Dongguan, China	51%	September 26, 2010	December 31	Manufacture and Sell e-Book devices	CNY33
Image & Materials, Inc.(*3)	Domestic	100%	May 17, 2006	December 31	Manufacture EPD materials	KRW1,008
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 15, 2010	December 31	Manufacture Notebook Borderless Hinge-up	CNY99
LG Display U.S.A. Inc.	Texas, U.S.A.	100%	October 26, 2011	December 31	Manufacture TFT-LCD products	USD11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	November 4, 2011	December 31	Manufacture TFT-LCD products	MXN112
Nanumnuri Co., Ltd.(*4)	Domestic	100%	March 21, 2012	December 31	Cleaning, Washing, Cafe	KRW800

(*1)	In June 2012, the Controlling Company invested ￦ 88,380 million in cash for the capital increase of LG Display America, Inc. (“LGDUS.”) There were no changes in the Controlling Company’s ownership percentage in LGDUS, as a result of this additional investment.
(*2)	In May 2012, the Controlling Company invested ￦ 52,358 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ.”) There were no changes in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.

1.	Reporting Entity, Continued

(*3)	In February 2012, the Controlling Company invested ￦ 3,000 million in cash for the capital increase of Image & Materials, Inc. (“I&M”.) There were no changes in the Controlling Company’s ownership percentage in I&M, as a result of this additional investment.
(*4)	In March 2012, the Controlling Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Controlling Company was established as a Standard Workplace for the Disabled under Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with investment of ￦ 800 million in cash.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2011.

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on October 25, 2012.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of the present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2011.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2011, except for the application of K-IFRS No. 1034, Interim Financial Reporting and the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, as explained below:

Changes to the Significant Accounting Policies

K-IFRS No. 1107, Financial Instruments: Disclosures

The Group has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, effective January 1, 2012, by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety.

4.	New Standards and Interpretations Not Yet Adopted

(a)	Amendments to K-IFRS No. 1019, Employee Benefits:

The revised standard requires an entity to calculate the net interest income on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is interim and annual periods beginning on or after January 1, 2013 and the revised standard has not been applied in preparing these financial statements for nine-month period ended September 30, 2012.

(b)	Amendments to K-IFRS No. 1001, Presentation of Financial Statements:

The revised standard requires an entity to present operating profit or loss as an amount of sales less cost of sales and selling and administrative expense including research and development expenses on the face of the statement of comprehensive income. The effective date for the amendments is interim and annual periods ending on or after December 31, 2012 and the revised standard has not been applied in preparing these financial statements for nine-month period ended September 30, 2012.

4.	New Standards and Interpretations Not Yet Adopted, Continued

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

5.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2011.

6.	Inventories

Inventories as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	2012				2011
	Acquisition cost		Inventory reserve	Book value	Acquisition cost	Inventory reserve	Book value
Finished goods	￦	1,154,126	(24,452)	1,129,674	947,046	(25,110)	921,936
Work-in-process		883,057	(28,212)	854,845	818,666	(46,460)	772,206
Raw materials		505,595	(14,522)	491,073	475,378	(17,293)	458,085
Supplies		322,219	(51,001)	271,218	209,621	(44,478)	165,143

	￦	2,864,997	(118,187)	2,746,810	2,450,711	(133,341)	2,317,370

7.	Investments in Equity Accounted Investees

Associates and jointly controlled entities (equity method investees) as of September 30, 2012 are as follows:

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership	Date of incorporation	Fiscal year end	Business	Carrying Amount
Suzhou Raken Technology Ltd.	Suzhou, China	51%	October 2008	December 31	Manufacture and sell LCD modules and LCD TV set	￦	127,411
Guangzhou New Vision Technology Research and Development Limited	Guangzhou, China	50%	July 2008	December 31	R&D on design of LCD modules and LCD TV set		3,716
Global OLED Technology LLC	Virginia, U.S.A.	33%	December 2009	December 31	Manage and utilize OLED patents		39,489
Paju Electric Glass Co., Ltd.	Domestic	40%	January 2005	December 31	Manufacture electric glass for flat-panel displays		83,979
TLI Inc.	Domestic	12%	October 1998	December 31	Manufacture and sell semiconductor parts		15,973
AVACO Co., Ltd. (*1)	Domestic	16%	January 2001	December 31	Manufacture and sell equipment for flat-panel displays		10,347
New Optics LTD.	Domestic	42%	August 2005	December 31	Manufacture back light parts for TFT-LCDs		19,602
LIG ADP Co., Ltd.	Domestic	13%	January 2001	December 31	Develop and manufacture equipment for flat-panel displays		2,067
WooRee LED Co., Ltd.	Domestic	30%	June 2008	December 31	Manufacture LED back light unit packages		22,284
Dynamic Solar Design Co., Ltd.	Domestic	40%	April 2009	December 31	Develop and manufacture equipment for solar battery and flat-panel displays		1,159
RPO, Inc.	California, U.S.A.	26%	November 2005	December 31	Develop digital waveguide touch technology		—
LB Gemini New Growth Fund No. 16 (*2)	Domestic	31%	December 2009	December 31	Invest in small and middle sized companies and benefit from M&A opportunities		12,324
Can Yang Investments Limited (*3)	Hong Kong	9%	January 2010	December 31	Develop, manufacture and sell TFT-OLEDs		12,844
YAS Co., Ltd.	Domestic	19%	April 2002	December 31	Develop and manufacture deposition equipment for OLEDs		9,418
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	August 2010	December 31	Manufacture LED packages		3,674
Narenanotech Corporation	Domestic	23%	December 1995	December 31	Manufacture and sell equipment for flat-panel displays		26,703
AVATEC. Co., Ltd.	Domestic	20%	August 2000	December 31	Manufacture and sell glass for flat-panel displays		13,000
GLONIX Co., Ltd. (*4)	Domestic	20%	October 2006	December 31	Manufacture and sell liquid crystal display		1,494

						￦	405,484

7.	Investments in Equity Accounted Investees, Continued

(*1)	In 2012, the Controlling Company’s ownership in AVACO Co., Ltd. was reduced from 20% to 16% because the Controlling Company did not participate in AVACO Co., Ltd.’s capital increase. Despite the decrease in ownership, the Controlling Company is still able to exercise significant influence through its right to assign a director to the board of directors of AVACO Co. Ltd.
(*2)	In 2012, the Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In 2012, the Controlling Company received ￦ 3,571 million, from the Fund as capital distribution and made additional cash investment of ￦ 1,533 million in the Fund during the nine-month period ended September 30, 2012. Despite the payment from the Fund and additional investment, there were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to make investment of up to an aggregate of ￦ 30,000 million.
(*3)	In 2012, the Controlling Company’s ownership in Can Yang Investments Limited was reduced from 12% to 9% because the Controlling Company did not participate in Can Yang Investments Limited’s capital increase. Despite the decrease in ownership, the Controlling Company is still able to exercise significant influence through its right to assign a director to the board of directors of Can Yang Investments Limited.
(*4)	In April 2012, the Controlling Company acquired 4,000,000 common shares (20%) of GLONIX Co., Ltd., which manufactures liquid crystal display, at ￦ 2,000 million. As of September 30, 2012, 20% of GLONIX Co., Ltd. is owned by the Controlling Company and the Controlling Company has the right to assign a director in the board of directors of GLONIX Co., Ltd.

The dividends received from equity accounted investees for the nine-month periods ended September 30, 2012 and 2011 amounted to ￦ 204 million and ￦ 6,130 million, respectively.

8.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2012 and 2011, the Group purchased property, plant and equipment of ￦ 2,293,716 million and ￦ 4,552,247 million, respectively. The capitalized borrowing costs and annualized capitalization rate are ￦ 22,353 million and 3.23%, and ￦ 24,279 million and 5.17% for the nine-month periods ended September 30, 2012 and 2011, respectively. Also for the nine-month periods ended September 30, 2012 and 2011, the Group disposed of property, plant and equipment with carrying amounts of ￦ 12,339 million and ￦ 682 million, respectively, and recognized ￦ 4,343 million and ￦ 3,168 million as gain and loss, respectively, on disposal of property, plant and equipment for the nine-month period ended September 30, 2012 (gain and loss for the nine-month period ended on September 30, 2011: ￦ 597 million and ￦ 472 million, respectively).

9.	Intangible Assets

The Group capitalizes the expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of September 30, 2012 and December 31, 2011 are ￦ 184,189 million and ￦ 144,211 million, respectively.

During 2012, the Group recognized full impairment loss of ￦ 36,612 million for the difference between the carrying amount and the recoverable amount (determined based on value in use) of goodwill and in-process research and development because the economic benefit from these assets are estimated to be less than previously expected.

10.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2012 and December 31, 2011 is as follows:

(In millions of won)
	2012		2011
Cash and cash equivalents	￦	1,947,057	1,517,977
Deposits in banks		553,339	815,000
Trade accounts and notes receivable, net		2,891,524	2,740,107
Other accounts receivable, net		214,027	212,870
Available-for-sale financial assets		2,838	2,838
Other non-current assets		11,303	—
Guarantee deposits		70,542	73,468
Derivatives		596	—
Others		695	695

	￦	5,691,921	5,362,955

The maximum exposure to credit risk for trade accounts and notes receivable as of September 30, 2012 and December 31, 2011 by geographic region is as follows:

(In millions of won)
	2012		2011
Domestic	￦	139,908	56,200
Euro-zone countries		543,472	478,650
Japan		55,483	60,598
United States		833,732	777,292
China		884,046	1,003,650
Taiwan		158,510	279,919
Others		276,373	83,798

	￦	2,891,524	2,740,107

10.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable and the related allowance for impairment losses as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	2012			2011
	Book Value		Allowance for Impairment Losses	Book Value	Allowance for Impairment Losses
Not past due	￦	2,851,311	(1,994)	2,704,076	(654)
Past due 1-15 days		29,117	(8)	7,710	(2)
Past due 16-30 days		8,573	(4)	14,327	(2)
Past due 31-60 days		3,615	(12)	14,252	(3)
More than 60 days		929	(3)	405	(2)

	￦	2,893,545	(2,021)	2,740,770	(663)

The movement in the allowance for impairment in respect of receivables during the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

(In millions of won)
	2012		2011
Balance at the beginning of the period	￦	663	532
Bad debt expense		1,358	131

Balance at the reporting date	￦	2,021	663

10.	Financial Instruments, Continued

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of September 30, 2012:

(In millions of won)
	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Secured bank loan	￦	55,930	58,390	703	703	56,984	—	—
Unsecured bank loans		1,961,939	2,149,554	238,681	339,755	337,823	1,231,104	2,191
Unsecured bond issues		2,635,197	2,905,247	555,308	435,671	380,592	1,533,676	—
Trade accounts and notes payable		4,537,404	4,537,404	4,537,404	—	—	—	—
Other accounts payable		2,990,288	2,991,304	2,991,304	—	—	—	—
Other non-current accounts payable		39	39	39	—	—	—	—

	￦	12,180,797	12,641,938	8,323,439	776,129	775,399	2,764,780	2,191

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of September 30, 2012, there is no derivative designated as a cash flow hedge.

10.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2012 and December 31, 2011 is as follows:

(In millions)	2012
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,189	8,965	392	2	35	3	1
Deposits in banks	301	—	—	—	—	—	—
Trade accounts and notes receivable	2,283	227	1,216	—	33	2	4
Other accounts receivable	78	110	375	—	6	—	—
Available-for-sale financial assets	5	—	—	57	—	—	—
Other assets denominated in foreign currencies	1	186	20	11	10	—	1
Trade accounts and notes payable	(2,416)	(31,079)	(1,944)	(249)	—	—	—
Other accounts payable	(306)	(10,258)	(418)	(9)	(39)	(6)	—
Debts	(1,013)	—	(33)	—	(11)	—	—
Bonds	(349)	—	—	—	—	—	—

Gross statement of financial position exposure	(227)	(31,849)	(392)	(188)	34	(1)	6

Forward exchange contracts	10	—	—	—	—	—	—

Net exposure	(217)	(31,849)	(392)	(188)	34	(1)	6

10.	Financial Instruments, Continued

(In millions)	2011
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	822	14,286	439	4,543	40	7	—
Trade accounts and notes receivable	2,064	645	1,054	—	42	—	—
Other accounts receivable	80	111	134	222	10	—	—
Available-for-sale financial assets	5	—	—	49	—	—	—
Other assets denominated in foreign currencies	1	182	20	14	—	—	1
Trade accounts and notes payable	(1,921)	(39,932)	(1,629)	—	(25)	—	—
Other accounts payable	(64)	(26,169)	(401)	(166)	(84)	(10)	—
Other non-current accounts payable	(13)	—	—	—	(26)	—	—
Debts	(1,044)	(6,000)	(142)	—	(27)	—	—
Bonds	(347)	(9,987)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—	—	—

Gross statement of financial position exposure	(493)	(66,864)	(525)	4,662	(70)	(3)	1

Forward exchange contracts	(160)	—	—	—	—	—	—

Net exposure	(653)	(66,864)	(525)	4,662	(70)	(3)	1

Average exchange rates applied for the nine-month periods ended September 30, 2012 and 2011, and the exchange rates at September 30, 2012 and December 31, 2011 are as follows:

(In won)	Average rate			Spot rate
	2012		2011	September 30, 2012		December 31, 2011
USD	￦	1,138.99	1,095.31	￦	1,118.60	1,153.30
JPY		14.36	13.60		14.41	14.85
CNY		179.90	168.51		177.49	182.51
TWD		38.33	37.65		38.10	38.13
EUR		1,459.88	1,540.66		1,444.28	1,494.10
PLN		347.14	383.92		350.15	338.65
SGD		904.97	878.06		912.51	886.44

10.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated in foreign currency as of September 30, 2012 and December 31, 2011 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of each reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss are as follows:

(In millions of won)	September 30, 2012		December 31, 2011
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(11,752)	(1,550)	(29,623)	(28,032)
JPY (5 percent weakening)	(18,429)	(14,154)	(40,040)	(35,494)
CNY (5 percent weakening)	(3,466)	—	(4,830)	—
TWD (5 percent weakening)	(333)	(82)	8,974	162
EUR (5 percent weakening)	1,794	1,974	(4,900)	(1,957)
PLN (5 percent weakening)	167	(585)	(85)	128
SGD (5 percent weakening)	232	—	4	—

A strengthening of the won against the above currencies as of September 30, 2012 and December 31, 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

10.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	2012		2011
Fixed rate instruments
Financial assets	￦	2,503,234	2,335,815
Financial liabilities		(3,142,550)	(2,685,175)

	￦	(639,316)	(349,360)

Variable rate instruments
Financial assets	￦	600	600
Financial liabilities		(1,510,516)	(1,925,192)

	￦	(1,509,916)	(1,924,592)

(ii)	Cash flow sensitivity analysis for variable rate instruments

As of September 30, 2012 and December 31, 2011, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2012
Variable rate instruments	￦	(10,598)	10,598	(10,598)	10,598

December 31, 2011
Variable rate instruments	￦	(14,588)	14,588	(14,588)	14,588

10.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	September 30, 2012			December 31, 2011
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	72,185	72,185	11,009	11,009
Derivatives		596	596	—	—

	￦	72,781	72,781	11,009	11,009

Assets carried at amortized cost
Cash and cash equivalents	￦	1,947,057	1,947,057	1,517,977	1,517,977
Deposits in banks		553,339	553,339	815,000	815,000
Trade accounts and notes receivable		2,891,524	2,891,524	2,740,107	2,740,107
Other accounts receivable		214,027	214,027	212,870	212,870
Other non-current assets		11,303	11,303	—	—
Deposits		70,542	70,542	73,468	73,468
Others		695	695	695	695

	￦	5,688,487	5,688,487	5,360,117	5,360,117

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	—	—	87,339	87,339
Derivatives		—	—	6,969	6,969

	￦	—	—	94,308	94,308

Liabilities carried at amortized cost
Secured bank loans	￦	55,930	55,930	57,665	57,665
Unsecured bank loans		1,961,939	2,014,808	1,673,387	1,620,010
Unsecured bond issues		2,635,197	2,721,381	2,791,976	2,829,206
Trade accounts and notes payable		4,537,404	4,537,404	3,782,627	3,782,627
Other accounts payable		2,990,288	2,990,542	3,905,496	3,905,496
Other non-current liabilities		39	39	53,457	53,379

	￦	12,180,797	12,320,104	12,264,608	12,248,383

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2011.

10.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
Derivatives	3.10%	3.90%
Debentures, loans and borrowings	3.20%	4.19%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: ☐

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)	September 30, 2012
	Level 1		Level 2	Level 3	Total
Assets
Available-for-sale financial assets	￦	72,185	—	—	72,185
Derivatives		—	596	—	596

	￦	72,185	596	—	72,781

(In millions of won)	December 31, 2011
	Level 1		Level 2	Level 3	Total
Assets
Available-for-sale financial assets	￦	11,009	—	—	11,009

Liabilities
Financial liabilities at fair value through profit or loss	￦	(87,339)	—	—	(87,339)
Derivatives		—	(6,969)	—	(6,969)

	￦	(87,339)	(6,969)	—	(94,308)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

10.	Financial Instruments, Continued

(f)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowing to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	September 30, 2012		December 31, 2011
Total liabilities	￦	15,339,673	15,031,903
Total equity		9,976,847	10,131,028
Cash and deposits in banks (*1)		2,500,396	2,332,977
Borrowings		4,653,066	4,610,367
Total liabilities to equity ratio		154%	148%
Net borrowing to equity ratio (*2)		22%	22%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.
(*2)	Net borrowing is computed as borrowings less cash and deposits in banks.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	2012		2011
Current
Short-term borrowings	￦	166,078	22,200
Current portion of long-term debt		1,240,457	778,464
Current portion of financial liabilities at fair value through profits or loss		—	87,339
Derivatives		—	6,969

	￦	1,406,535	894,972

Non-current
Won denominated borrowings	￦	857,867	366,629
Foreign currency denominated borrowings		643,452	1,011,734
Debentures		1,745,212	2,344,001

	￦	3,246,531	3,722,364

Above financial liabilities, except for financial liabilities designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

11.	Financial Liabilities, Continued

(b)	Short-term borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, USD)
Lender	Annual interest rate as of September 30, 2012(*)	2012		2011
Foreign currency short-term borrowings
Korea Development Bank	1ML+0.40%	￦	111,728		—
Bank of China and others	3ML+1.30%, 1.68% ~ 6.56%		54,350		21,489

Foreign currency equivalent		USD	143	USD	19
		CNY	31		—

Local currency short-term borrowings
Shinhan Bank and others	—		—		711

		￦	166,078		22,200

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

The Group recognized ￦ 3,709 million and ￦ 1,501 million as interest expense in relation to the short-term borrowings that resulted from the sale of accounts receivable during the nine-month periods ended September 30, 2012 and 2011, respectively.

11.	Financial Liabilities, Continued

(c)	Local currency denominated long-term debt as of September 30, 2012 and December 31, 2011 is as follows:

(In millions of won)	Annual interest rate
Lender	as of September 30, 2012(*)	2012		2011
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	17,775	20,817
National Agricultural Cooperative Federation and others	4.51%~5.21%, CD-1.43%, CD+1.52%		844,979	350,300

Less current portion of long-term debt			(4,887)	(4,488)

		￦	857,867	366,629

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term debt as of September 30, 2012 and December 31, 2011 is as follows:

(In millions of won, USD, JPY, CNY and EUR)	Annual interest rate
Lender	as of September 30, 2012	2012		2011
The Export-Import Bank of Korea	6ML+0.69%	￦	27,965		40,366
Kookmin Bank and others	6ML+1.78%, 3ML+1.70%~2.25%		961,072		1,225,110
China Communication Bank and others	3M EURIBOR+0.60, 90% of the Basic Rate published by the People’s Bank of China		—		72,259

Foreign currency equivalent		USD	870	USD	1,025
		CNY	2	CNY	142
		EUR	11	EUR	27
			—	JPY	6,000

Less current portion of long-term debt			(345,585)		(326,001)

		￦	643,452		1,011,734

11.	Financial Liabilities, Continued

(e)	Details of the Controlling Company’s debentures issued and outstanding as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, JPY and USD)		Annual interest
	Maturity	rate as of September 30, 2012	2012		2011
Local currency Debentures(*1)
Publicly issued debentures	November 2012~ October 2016	4.24%~5.89%	￦	2,250,000		2,250,000
Less discount on debentures				(4,959)		(6,721)
Less current portion				(499,829)		(299,658)

			￦	1,745,212		1,943,621

Foreign currency Debentures(*1)
Floating-rate notes	April 2013	3ML+1.80%	￦	391,510		552,171

Foreign currency equivalent			USD	350	USD	350
				—	JPY	10,000

Less discount on bonds				(1,354)		(3,474)
Less current portion				(390,156)		(148,317)

			￦	—		400,380

Financial liabilities at fair value through profit or loss(*2)
Convertible bonds	—	—	￦	—		87,339

Foreign currency equivalent				—	USD	76

Less current portion			￦	—		(87,339)

				—		—

			￦	1,745,212		2,344,001

(*1)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.
(*2)	The convertible bonds which were recognized as financial liabilities at fair value through profit or loss as of December 31, 2011 were repaid at 116.77% of the principal amount on April 18, 2012 upon maturity.

12.	The Nature of Expenses

The nature of expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month			For the nine-month
	periods ended September 30,			periods ended September 30,
	2012		2011	2012	2011
Changes in inventories	￦	(177,848)	453,143	(429,440)	(153,587)
Purchase of raw material and merchandise and others		4,755,769	3,806,522	13,039,768	11,403,527
Depreciation and amortization		1,188,082	947,892	3,242,539	2,657,299
Labor costs		740,275	481,326	120,946	1,651,016
Supplies and others		199,954	218,646	1,884,932	820,289
Utility expense		110,427	155,655	628,579	419,144
Fees and commissions		106,063	106,562	492,824	321,824
Shipping costs		101,323	65,665	330,460	227,872
Outsourcing fee		49,751	32,943	338,202	100,418
After-sale service expenses		26,572	15,968	79,533	56,090
Others		270,932	365,347	985,814	893,031

	￦	7,371,300	6,649,669	20,714,157	18,396,923

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except foreign exchange difference).

For the nine-month period ended September 30, 2012, other income and other expenses included foreign currency gain and loss amounting to ￦ 745,402 million and ￦ 690,865 million, respectively (nine-month period ended September 30, 2011 : ￦978,068 million and ￦1,064,186 million, respectively).

13.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month			For the nine-month
	periods ended September 30,			periods ended September 30,
	2012		2011	2012	2011
Salaries	￦	56,473	39,213	173,873	153,832
Expenses related to defined benefit plan		5,352	4,702	16,135	14,032
Other employee benefit		13,646	14,682	43,111	48,734
Shipping costs		82,216	57,889	281,116	193,118
Fees and commissions		47,629	45,293	146,848	129,193
Depreciation and amortization		27,571	13,661	81,007	40,042
Taxes and dues		8,463	2,371	20,003	23,696
Advertising		21,796	26,608	73,361	89,138
After-sale service expenses		26,572	15,968	79,533	56,090
Others		39,807	30,169	106,650	102,098

	￦	329,525	250,556	1,021,637	849,973

Some of the sales and administrative expenses for the nine-month period ended September 30, 2011 were reclassified as research and development expenses to conform to the classification for the nine-month period ended September 30, 2012.

14.	Other Income and Other Expenses

(a)	Details of other income for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month			For the nine-month
	periods ended September 30,			periods ended September 30,
	2012		2011	2012	2011
Rental income	￦	1,904	1,565	5,288	4,679
Foreign currency gain		276,374	409,082	745,402	978,068
Gain on disposal of property, plant and equipment		1,612	172	4,343	597
Reversal of impairment loss on assets		3	—	3	—
Reversal of allowance for doubtful accounts for other receivables		213	5	508	306
Reversal of stock compensation cost		—	42	3	463
Commission earned		1,683	1,565	3,098	3,634
Others		1,959	7,884	8,983	12,450

	￦	283,748	420,315	767,628	1,000,197

(b)	Details of other expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month			For the nine-month
	periods ended September 30,			periods ended September 30,
	2012		2011	2012	2011
Other bad debt expense	￦	—	241	—	1,216
Foreign currency loss		252,086	531,432	690,865	1,064,186
Loss on disposal of property, plant and equipment		1,262	10	3,168	472
Loss on disposal of intangible assets		94	—	704	—
Impairment loss on intangible assets		37	—	37,720	—
Expenses related to legal proceedings and others		74,001	104,225	310,556	104,344

	￦	327,480	635,908	1,043,013	1,170,218

15.	Employee Benefits

The Group’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group.

(a)	Recognized liabilities for defined benefit obligations as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	2012		2011
Present value of partially funded defined benefit obligations	￦	636,042	486,891
Fair value of plan assets		(343,818)	(340,253)

	￦	292,224	146,638

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month			For the nine-month
	periods ended September 30,			periods ended September 30,
	2012		2011	2012	2011
Current service cost	￦	32,456	26,819	97,470	80,448
Interest cost		5,727	4,746	17,182	14,238
Expected return on plan assets		(3,548)	(3,088)	(10,643)	(9,265)

	￦	34,635	28,477	104,009	85,421

(c)	Plan assets as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	2012		2011
Deposits with financial institutions	￦	343,818	340,253

As of September 30, 2012, plan assets mainly consist of deposits in banks and others, which guarantee the payment of their principal and interest.

(d)	Actuarial gain and loss recognized in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2012 and 2011 is as follows:

(In millions of won)	For the three-month			For the nine-month
	periods ended September 30,			periods ended September 30,
	2012		2011	2012	2011
Defined benefit plan actuarial gain or loss	￦	(71,076)	425	(70,825)	1,497
Income tax		17,207	(93)	17,101	(329)

Defined benefit plan actuarial gain or loss, net of income tax	￦	(53,869)	332	(53,724)	1,168

16.	Finance income and costs

(a)	Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Finance income
Interest income	￦	6,612	11,903	21,305	42,993
Dividend income		482	131	482	131
Foreign currency gain		97,223	44,697	179,793	124,237
Gain on valuation of financial assets at fair value through profit or loss		—	—	—	4
Gain on valuation of financial liabilities at fair value through profit or loss		—	1,057	—	—
Gain on disposal of investments in equity accounted investees		—	—	2,978	144

	￦	104,317	57,788	204,558	167,509

Finance costs
Interest expense	￦	55,346	26,454	139,707	93,573
Foreign currency loss		56,093	231,722	143,290	207,151
Loss on valuation of financial assets at fair value through profit or loss		—	135	—	858
Loss on valuation of financial liabilities at fair value through profit or loss		—	—	—	1,204
Loss on sale of trade accounts and notes receivable		8,108	5,341	25,185	13,545
Loss on redemption of debentures		—	—	1,524	—
Loss on disposal of investments in equity accounted investees		—	321	—	321
Impairment loss on investments in equity accounted investees		—	—	—	14,244
Impairment loss on valuation of available-for-sale securities		6,392	—	6,392	—

	￦	125,939	263,973	316,098	330,896

16.	Finance income and Finance costs, Continued

(b)	Finance income and costs recognized in other comprehensive income for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Gain on valuation of available-for-sale securities	￦	8,997	3,365	16,331	5,056
Tax effect		(1,729)	(836)	(3,558)	(1,450)

	￦	7,268	2,529	12,773	3,606

17.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,633 million (￦ 1,827,211 million) and JPY 5,000 million (￦ 72,056 million) in connection with the Controlling Company’s export sales transactions with the subsidiary. As of September 30, 2012, accounts and notes receivable amounting to USD 100 million (￦ 111,728 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

In June 2009 and January 2011, LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, entered into agreements with Standard Chartered Bank and Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 250 million (￦ 279,650 million) and USD 100 million (￦ 111,860 million), respectively, and as of September 30, 2012, accounts and notes receivable amounting to USD 194 million (￦ 216,735 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreement with Standard Chartered Bank. In June 2009, June 2011 and July 2011, LG Display Taiwan Co., Ltd. entered into agreements with Taishin International Bank, BNP Paribas and Chinatrust Commercial Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 968 million (￦ 1,082,805 million), USD 65 million (￦ 72,709 million) and USD 138 million (￦ 154,367 million), respectively, and, as of September 30, 2012, accounts and notes receivable amounting to USD 310 million (￦ 346,747 million) and USD 69 million (￦ 77,090 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreements with Taishin International Bank and Chinatrust Commercial Bank, respectively. In addition, in December 2010, LG Display Taiwan Co., Ltd. entered into agreements with Citibank and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 214 million (￦ 239,380 million) and USD 200 million (￦ 223,720 million), respectively, and, as of September 30, 2012, accounts and notes receivable amounting to USD 125 million (￦ 139,753 million) and USD 114 million (￦ 127,078 million) were sold, with none of the underlying accounts and notes receivable being past due. In December 2010, LG Display Shanghai Co., Ltd. entered into an agreement with BNP Paribas for accounts receivable sales negotiating facilities of up to an aggregate of USD 125 million (￦ 139,825 million), and, as of September 30, 2012, accounts and notes receivable amounting to USD 115 million (￦ 128,110 million) were sold, with none of the underlying accounts and notes receivable being past due. In July 2009, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of September 30, 2012, accounts and notes receivable amounting to USD 221 million (￦ 247,705 million) were sold, with none of the underlying accounts and notes receivable being past due.

17.	Commitments, Continued

In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 307 million (￦ 343,410 million), and, as of September 30, 2012, accounts and notes receivable amounting to USD 130 million (￦ 145,344 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, LG Display Germany GmbH started forfaiting and accounts and notes receivable amounting to USD 10 million (￦ 10,803 million) were sold, with none of the underlying accounts and notes receivable being past due. In March 2011, LG Display America, Inc. entered into agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 110 million (￦ 123,046 million) and USD 50 million (￦ 55,930 million), respectively, and, as of September 30, 2012, the amount of accounts and notes receivable amounting to USD 110 million (￦ 122,789 million) and USD 42 million (￦ 46,981 million) were sold but not past due, respectively. In addition, in June 2011, LG Display America, Inc. entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 300 million (￦ 335,580 million) and as of September 30, 2012, accounts and notes receivable amounting to USD 300 million (￦ 335,350 million) were sold, with none of the underlying accounts and notes receivable being past due. In August 2011, LG Display Japan Co., Ltd. entered into an agreement with Sumitomo Mitsui Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 90 million (￦ 100,674 million) and, as of September 30, 2012, the amount of accounts and notes receivable amounting to USD 3 million (￦ 3,206 million) were sold, with none of the underlying accounts and notes receivable being past due. The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could sell its accounts and notes receivable up to an aggregate of ￦ 50,000 million in connection with its domestic sales transactions and as of September 30, 2012, there is no outstanding balance of accounts and notes receivable held by the bank. In addition, in April 2011, the Controlling Company entered into an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦ 55,930 million) and as of September 30, 2012, accounts and notes receivable amounting to USD 16 million (￦ 17,473 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Group has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2012, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 50 million (￦ 55,930 million), USD 15 million (￦ 16,779 million) with China Construction Bank, JPY 2,000 million (￦ 28,822 million) with Woori Bank, USD 70 million (￦ 78,302 million) with Bank of China, USD 60 million (￦ 67,116 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (￦ 33,558 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦ 9,508 million) and EUR 215 million (￦ 310,520 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of September 30, 2012, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 11 million (￦ 15,554 million) term loan credit facility of LG Display Poland Sp. zo.o. In addition, the Controlling Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America Inc. with an aggregate amount of USD 7 million (￦ 7,830 million) for principals and related interests.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD 5 million (￦ 5,593 million), JPY 1,300 million (￦ 18,735 million), CNY 1,200 million (￦ 212,988 million) and PLN 0.2 million (￦ 70 million) respectively, for their local tax payments.

17.	Commitments, Continued

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 40 million (￦ 44,744 million) and JPY 8,000 million (￦ 115,290 million), respectively, with Mizuho Corporate Bank and other various banks.

License agreements

As of September 30, 2012, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of September 30, 2012, the Controlling Company’s balance of advances received from customers amount to USD 1,480 million (￦ 1,655,528 million) in the aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 300 million (￦ 335,580 million) from the Industrial Bank of Korea relating to advances received from certain customers that have signed long-term supply agreements.

Pledged Assets

Regarding the line of credit up to USD 50 million (￦ 55,930 million), the Controlling Company provided part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

18.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp. and others

In 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Group claiming the Group’s infringement of their patents. The Court bifurcated the Group’s trial against AU Optronics Corp., from the trial against Chimei Innolux Corp., holding the first trial against AU Optronics Corp. in June 2009. In September 2011, the Group and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. The stay of the Chi Mei Optoelectronics case was lifted in January 2012, and the charge was dropped after two parties amicably settled the claims in May 2012.

18.	Contingencies, Continued

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Controlling Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute of Taiwan, or ITRI, to add the Controlling Company and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI is seeking an exclusion order prohibiting the importation of televisions and monitors incorporating the Group’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that LG Display Co., Ltd. and LG Display America, Inc. did not infringe the asserted patent of complainants Industrial Technology Research Institute (“ITRI”). The Final Determination is schedule to be issued on February 28, 2013.

Antitrust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

18.	Contingencies, Continued

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately ￦ 31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul High Court in December 2011. To date the Seoul High Court has not ruled on the Controlling Company’s appeal.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. 10 entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Controlling Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Controlling Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which is subject to court approval.

Apart from the direct and indirect purchaser class actions, 50 complaints have been filed by individual plaintiffs in various state or federal courts in the United States (“Direct Action Plaintiffs” or “DAP”) alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date 2012, the Controlling Company has settled, been dismissed, or otherwise resolved from 6 DAP actions, and is currently defending against 36 Direct Action Plaintiffs including: AT&T Corp. and affiliates, Motorola Mobility, Inc., Electrograph Technologies Corp. and their respective related entities, Tracfone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliates, SB Liquidation Trust, Office Depot, Inc. T-Mobile U.S.A., Inc., Interbond Corp. of America (BrandsMart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), Tech Data Corp. and its affiliate, AASI Creditor Liquidating Trust for All American Semiconductor Inc., CompuCom Systems, Inc. ViewSonic Corp., NECO Alliance LLC, Rockwell Automation Inc., Proview Technology, Inc. and its affiliates, Illinois, Washington, Oregon, South Carolina, Mississippi, and Oklahoma.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

18.	Contingencies, Continued

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. For some cases, management is not able to estimate the amount of potential loss resulting from a possible unfavorable outcome since the cases are in their early stage and sufficient information is not available. For other cases, the Group has established an estimated loss to reflect a possible unfavorable outcome. However, depending on the progress of the cases, the Group’s actual liability may be materially different from the established estimated loss.

19.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of September 30, 2012 and December 31, 2011, the number of issued common shares is 357,815,700. There have been no changes in the capital stock for the nine-month period ended September 30, 2012.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

20.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Short-term benefits	￦	443	219	1,328	1,153
Expenses related to defined benefit plan		39	65	135	331
Other long-term benefits		—	(319)	—	—

	￦	482	(35)	1,463	1,484

Key management refers to the registered directors who have significant control and responsibilities over the Group’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	Sales and other			Purchases and other
	2012		2011	2012	2011
Joint ventures	￦	506,668	559,832	104,209	1,174
Associates		6,397	5,306	1,853,410	1,155,796
LG Electronics		4,436,085	3,522,825	188,044	267,192
Other related parties		31	31	29,247	27,862

	￦	4,949,181	4,087,994	2,174,910	1,452,024

Account balances with related companies as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2012		2011	2012	2011
Joint ventures	￦	83,720	130,217	173,192	340,073
Associates		752	3	665,567	697,539
LG Electronics		697,298	497,747	74,105	98,487
Other related parties		—	—	6,623	3,632

	￦	781,770	627,967	919,487	1,139,731

21.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

The Group’s products are sold to domestic and overseas markets and the Group’s export sales represent approximately 92 percent of the total sales for the nine-month period ended September 30, 2012.

The following is a summary of sales by region based on the location of the customers for the three-month and nine-month periods ended September 30, 2012 and 2011.

(a)	Revenue by geography

(In millions of won)
	Revenue
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Region	2012		2011	2012	2011
Domestic	￦	538,039	590,983	1,540,513	1,499,015
Foreign
China		4,260,474	3,842,685	11,333,172	10,407,676
Asia (excluding China)		842,684	540,277	2,138,412	1,714,380
United States		910,691	538,398	2,373,356	1,708,036
Europe		1,041,157	756,390	3,301,640	2,352,204

Sub total	￦	7,055,006	5,677,750	19,146,580	16,182,296

Total	￦	7,593,045	6,268,733	20,687,093	17,681,311

Sales to Company A and Company B constituted 23% and 19% of total revenue, respectively, for the nine-month period ended September 30, 2012 (the nine-month period ended September 30, 2011: 22% and 17%). The Group’s top ten end-brand customers together accounted for 69% of sales for the nine-month period ended September 30, 2012 (the nine-month period ended September 30, 2011: 72%).

(b)	Non-current assets by geography

(In millions of won)	September 30, 2012			December 31, 2011
Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	￦	12,732,047	512,420	13,528,286	520,023
Foreign
China		965,520	9,059	1,009,959	15,045
Others		170,901	1,640	158,604	46

Sub total		1,136,421	10,699	1,168,563	15,091

Total	￦	13,868,468	523,119	14,696,849	535,114

21.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Product	2012		2011	2012	2011
Panels for:
Notebook computers	￦	1,927,047	1,457,337	4,738,917	3,814,878
Desktop monitors		1,203,113	1,204,182	3,682,485	3,654,976
TFT-LCD televisions		3,583,798	2,960,417	9,791,750	8,445,384
Mobile and others		879,087	646,797	2,473,941	1,766,073

	￦	7,593,045	6,268,733	20,687,093	17,681,311

22.	Income Taxes

(a)	Details of Income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Current tax expense	￦	6,166	32,282	46,242	31,144
Deferred tax expense (benefit)		65,787	(39,815)	(7,304)	(197,264)

Income tax expense (benefit)	￦	71,953	(7,533)	38,938	(166,120)

22.	Income Taxes, Continued

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2012 and December 31, 2011 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	2012		2011	2012	2011	2012	2011
Other accounts receivable, net	￦	—	—	(1,161)	(3,738)	(1,161)	(3,738)
Inventories, net		18,331	15,915	—	—	18,331	15,915
Available-for-sale financial assets		—	1,259	(937)	—	(937)	1,259
Defined benefit obligation		65,772	21,877	—	—	65,772	21,877
Investments in equity accounted investees		16,021	4,307	—	—	16,021	4,307
Accrued expense		35,438	72,965	—	—	35,438	72,965
Property, plant and equipment		144,544	133,720	—	—	144,544	133,720
Intangible assets		6,701	1,105	—	—	6,701	1,105
Provisions		12,550	11,618	—	—	12,550	11,618
Gain or loss on foreign currency translation, net		5,339	13,616	(958)	(31,313)	4,381	(17,697)
Debentures		—	6,059	—	—	—	6,059
Others temporary differences		33,461	18,974	—	(715)	33,461	18,259
Tax losses		259,910	329,068	—	—	259,910	329,068
Tax credit carryforwards		849,579	829,048	—	—	849,579	829,048

Deferred income tax assets (liabilities)	￦	1,447,646	1,459,531	(3,056)	(35,766)	1,444,590	1,423,765

Statutory tax rate applicable to the Controlling Company is 24.2% for the nine-month period ended September 30, 2012.

23.	Earnings (Loss) Per Share

(a)	Earnings (Loss) per share for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In won and Number of shares)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Profit (loss) attributable to owners of the Controlling Company	￦	158,614,921,979	(686,078,219,776)	(81,024,495,100)	(776,336,665,238)
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	￦	433	(1,917)	(226)	(2,170)

There were no events or transactions that result in changes in the number of common shares used for calculating earnings or loss per share.

(b)	There are no effects of dilutive potential ordinary shares due to net loss for the nine-month period ended September 30, 2012 and for the three-month and nine-month periods ended September 30, 2011. There are no dilutive potential ordinary shares for the three-month period ended September 30, 2012.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2012 and 2011

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2012, the condensed separate interim statements of comprehensive income (loss) for each of the three-month and nine-month periods ended September 30, 2012 and 2011, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 18 to the condensed separate interim financial statements, LG Display Co., Ltd. has been named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with the alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

We audited the separate statement of financial position as of December 31, 2011, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 22, 2012, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

October 31, 2012

This report is effective as of October 31, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2012 and December 31, 2011

(In millions of won)	Note	2012		2011
Assets
Cash and cash equivalents	10	￦	1,144,511	604,890
Deposits in banks	10		215,000	815,000
Trade accounts and notes receivable, net	10, 17, 20		4,505,730	3,789,332
Other accounts receivable, net	10		91,341	102,097
Other current financial assets	10		3,571	2,976
Inventories	6		2,270,686	1,912,710
Other current assets			147,888	99,759

Total current assets			8,378,727	7,326,764

Investments	7		1,399,621	1,386,313
Other non-current financial assets	10		133,284	75,080
Deferred tax assets	21		1,327,081	1,329,905
Property, plant and equipment, net	8		12,731,322	13,522,553
Intangible assets, net	9		512,405	479,510
Other non-current assets			154,302	153,839

Total non-current assets			16,258,015	16,947,200

Total assets		￦	24,636,742	24,273,964

Liabilities
Trade accounts and notes payable	10, 20	￦	4,650,876	3,752,724
Current financial liabilities	10, 11		1,336,287	808,576
Other accounts payable	10, 20		2,820,383	3,690,913
Accrued expenses			441,998	342,973
Provisions			170,404	278,179
Advances received			484,306	593,436
Other current liabilities			25,051	18,532

Total current liabilities			9,929,305	9,485,333
Non-current financial liabilities	10, 11		3,246,274	3,714,001
Non-current provisions			5,938	5,419
Employee benefits	15		291,647	146,266
Long-term advances received	17		1,208,088	668,914
Other non-current liabilities			469,620	567,114

Total non-current liabilities			5,221,567	5,101,714

Total liabilities			15,150,872	14,587,047

Equity
Share capital	19		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	19		7,200	(3,944)
Retained earnings			5,438,478	5,650,669

Total equity			9,485,870	9,686,917

Total liabilities and equity		￦	24,636,742	24,273,964

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(In millions of Won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2012		2011	2012		2011
Revenue	20	￦	7,451,133	6,072,012	￦	20,174,069	17,022,421
Cost of sales	12		(6,768,085)	(6,013,809)		(18,690,274)	(16,597,355)

Gross profit			683,048	58,203		1,483,795	425,066

Other income	14		210,106	317,980		562,660	706,477
Selling expenses	12, 13		(139,853)	(82,463)		(429,246)	(267,268)
Administrative expenses	12, 13		(108,252)	(77,450)		(316,458)	(245,741)
Research and development expenses	12		(172,587)	(204,139)		(547,519)	(617,500)
Other expenses	12, 14		(253,531)	(565,805)		(805,915)	(927,839)

Results from operating activities			218,931	(553,674)		(52,683)	(926,805)

Finance income	16		49,672	42,068		131,003	157,890
Finance costs	16		(66,555)	(239,872)		(210,638)	(250,219)
Other non-operating loss, net			(3,881)	(1,829)		(7,486)	(7,268)

Profit (loss) before income taxes			198,167	(753,307)		(139,804)	(1,026,402)
Income tax expense (benefit)	21		66,495	(18,997)		18,838	(192,078)

Profit (loss) for the period			131,672	(734,310)		(158,642)	(834,324)

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets	16		7,148	3,699		14,702	6,335
Defined benefit plan actuarial gain (loss)	15		(71,091)	425		(70,650)	1,497
Income tax on other comprehensive (income) loss items			15,478	(907)		13,543	(1,723)

Other comprehensive income for the period, net of income tax			(48,465)	3,217		(42,405)	6,109

Total comprehensive income (loss) for the period		￦	83,207	(731,093)	￦	(201,047)	(828,215)

Earnings (loss) per share
Basic earnings (loss) per share	22	￦	368	(2,052)	￦	(443)	(2,332)

Diluted earnings (loss) per share	22	￦	368	(2,052)	￦	(443)	(2,332)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Share capital		Share premium	Fair value reserve	Retained earnings	Total equity
Balances at January 1, 2011	￦	1,789,079	2,251,113	(7,795)	6,838,278	10,870,675

Total comprehensive loss for the period
Loss for the period		—	—	—	(834,324)	(834,324)

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets, net of tax		—	—	4,941	—	4,941
Defined benefit plan actuarial gain, net of tax		—	—	—	1,168	1,168

Total other comprehensive income		—	—	4,941	1,168	6,109

Total comprehensive income (loss) for the period		—	—	4,941	(833,156)	(828,215)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at September 30, 2011	￦	1,789,079	2,251,113	(2,854)	5,826,214	9,863,552

Balances at January 1, 2012	￦	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Total comprehensive loss for the period
Loss for the period		—	—	—	(158,642)	(158,642)

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets, net of tax		—	—	11,144	—	11,144
Defined benefit plan actuarial loss, net of tax		—	—	—	(53,549)	(53,549)

Total other comprehensive income (loss)		—	—	11,144	(53,549)	(42,405)

Total comprehensive income (loss) for the period		—	—	11,144	(212,191)	(201,047)

Transaction with owners, recorded directly in equity		—	—	—	—	—

Balances at September 30, 2012	￦	1,789,079	2,251,113	7,200	5,438,478	9,485,870

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from operating activities:
Loss for the period		￦	158,642	834,324
Adjustments for:
Income tax expense (benefit)	21		18,838	(192,078)
Depreciation			2,860,707	2,298,591
Amortization of intangible assets			193,522	167,373
Gain on foreign currency translation			(97,423)	(139,142)
Loss on foreign currency translation			50,051	258,458
Expenses related to defined benefit plan	15		103,672	85,250
Gain on disposal of property, plant and equipment			(4,395)	(585)
Loss on disposal of property, plant and equipment			1,166	—
Impairment loss on intangible assets			1,063	—
Finance income			(114,698)	(85,648)
Finance costs			185,477	232,615
Other income			(7,234)	(19,023)
Other expenses			392,704	153,861
Other non-operating loss			—	7

			3,424,808	1,925,355

Change in trade accounts and notes receivable			(1,450,247)	853,682
Change in other accounts receivable			1,177	25,100
Change in other current assets			(28,319)	1,338
Change in inventories			(357,976)	(205,483)
Change in other non-current assets			(44,054)	(30,096)
Change in trade accounts and notes payable			943,038	(308,450)
Change in other accounts payable			(19,435)	77,685
Change in accrued expenses			126,813	(97,378)
Change in other current liabilities			361,493	(24,542)
Change in long-term advances received			789,670	281,975
Change in other non-current liabilities			—	18,161
Change in provisions			(313,204)	(171,306)
Change in defined benefit obligation			(28,941)	(7,933)

Cash generated from operating activities			3,404,823	2,338,108
Income taxes paid			2,588	(111,395)
Interest received			23,709	51,653
Interest paid			(143,446)	(98,867)

Net cash from operating activities		￦	3,287,674	2,179,499

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from investing activities:
Dividends received		￦	55,800	42,620
Proceeds from withdrawal of deposits in banks			812,000	2,401,500
Increase in deposits in banks			(212,000)	(1,213,500)
Acquisition of investments			(148,072)	(189,053)
Proceeds from disposal of investments			3,571	2,045
Acquisition of property, plant and equipment			(3,101,353)	(2,653,917)
Proceeds from disposal of property, plant and equipment			18,945	800
Acquisition of intangible assets			(238,295)	(149,358)
Grants received			2,173	1,560
Proceeds from (payment for) settlement of derivatives			(211)	26,797
Acquisition of other non-current financial assets			(54,069)	(46,369)
Proceeds from disposal of other non-current financial assets			10,257	123,436

Net cash used in investing activities		￦	(2,851,254)	(1,653,439)

Cash flows from financing activities:
Proceeds from short-term borrowings			3,157,641	1,024,025
Repayment of short-term borrowings			(3,045,913)	(1,751,837)
Issuance of debentures			—	896,209
Proceeds from issuance of long-term debt			494,000	591,921
Repayment of current portion of long-term debt			(502,527)	(783,686)
Payment of cash dividend			—	(178,908)

Net cash provided by (used in) financing activities		￦	103,201	(202,276)

Net increase in cash and cash equivalents			539,621	323,784
Cash and cash equivalents at January 1			604,890	889,784

Cash and cash equivalents at September 30		￦	1,144,511	1,213,568

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of September 30, 2012, the Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the Americas, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2012, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2012, there are 22,431,838 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2011.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027 Consolidated and Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The condensed separate interim financial statements were authorized for issuance by the Board of Directors on October 25, 2012.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of the present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2011.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2011, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, as explained below:

Changes to the Significant Accounting Policies

K-IFRS No. 1107, Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, effective January 1, 2012, by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety.

4.	New Standards and Interpretations Not Yet Adopted

(a)	Amendments to K-IFRS No. 1019, Employee Benefits:

The revised standard requires an entity to calculate the net interest income on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is interim and annual periods beginning on or after January 1, 2013 and the revised standard has not been applied in preparing these financial statements for nine-month period ended September 30, 2012.

(b)	Amendments to K-IFRS No. 1001, Presentation of Financial Statements:

The revised standard requires an entity to present operating profit or loss as an amount of sales less cost of sales and selling and administrative expense including research and development expenses on the face of the statement of comprehensive income. The effective date for the amendments is interim and annual periods ending on or after December 31, 2012 and the revised standard has not been applied in preparing these financial statements for nine-month period ended September 30, 2012.

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

5.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2011.

6.	Inventories

Inventories as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	2012				2011
	Acquisition cost		Inventory reserve	Book value	Acquisition cost	Inventory reserve	Book value
Finished goods	￦	784,561	(19,114)	765,447	612,158	(19,911)	592,247
Work-in-process		843,620	(27,920)	815,700	810,864	(43,808)	767,056
Raw materials		470,320	(12,499)	457,821	431,042	(16,033)	415,009
Supplies		273,103	(41,385)	231,718	173,442	(35,044)	138,398

	￦	2,371,604	(100,918)	2,270,686	2,027,506	(114,796)	1,912,710

7.	Investments

(a)	Investments in subsidiaries

In February 2012, the Company invested ￦ 3,000 million in cash for the capital increase of Image & Materials, Inc. (“I&M”), which is wholly owned by the Company. There were no changes in the Company’s ownership percentage in I&M as a result of this additional investment.

In March 2012, the Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Company founded as a Standard Workplace for the Disabled under Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with investment of ￦ 800 million in cash.

In May 2012, the Company invested ￦ 52,358 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Company’s ownership percentage in LGDNJ as a result of this additional investment.

In June 2012, the Company invested ￦ 88,380 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Company’s ownership percentage in LGDUS as a result of this additional investment.

However, the Company recognized an impairment loss of ￦ 42,433 million as finance costs for the difference between the carrying amount and the recoverable amount of investments in subsidiaries in 2012.

(b)	Investments in associates

In 2012, the Company recognized an impairment loss of ￦ 379 million for the difference between the carrying amount of and the recoverable amount of the investment in Dynamic Solar Design Co., Ltd., which was acquired to develop equipment, manufacture and sell solar battery and flat-panel display in 2009.

In April 2012, the Company acquired 4,000,000 common shares (20%) of GLONIX Co., Ltd., which manufactures liquid crystal display, at ￦ 2,000 million. As of September 30, 2012, 20% of GLONIX Co., Ltd. is owned by the Company and the Company has the right to assign a director in the board of directors of GLONIX Co., Ltd.

In 2012, the Company’s ownership in Can Yang Investments Limited was reduced from 12% to 9% because the Company did not participate in Can Yang Investments Limited’s capital increase. The Company has the right to assign a director in the board of directors of Can Yang Investments Limited.

In 2012, the Company’s ownership in AVACO Co., Ltd. was reduced from 20% to 16% because the Company did not participate in AVACO Co., Ltd.’s capital increase. The Company has the right to assign a director in the board of directors of AVACO Co. Ltd.

The Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”).

In 2012, the Company received ￦ 3,571 million from the Fund as capital distribution and made additional cash investment of ￦ 1,533 million in the Fund during the nine-month period ended September 30, 2012. Despite the payment from the fund and additional investment, there were no changes in the Company’s ownership percentage in the Fund and the Company is committed to make investment of up to an aggregate of ￦ 30,000 million.

The dividends received from associates for the nine-month periods ended September 30, 2012 and 2011 amounted to ￦ 55,318 million and ￦ 42,620 million, respectively.

8.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2012 and 2011, the Company purchased property, plant and equipment of ￦ 2,087,365 million and ￦ 4,337,173 million, respectively. The capitalized borrowing costs and annualized capitalization rate are ￦ 22,353 million and 3.23%, and ￦ 23,554 million and 5.17% for the nine-month periods ended September 30, 2012 and 2011, respectively. Also for the nine-month periods ended September 30, 2012 and 2011, the Company disposed of property, plant and equipment with carrying amounts of ￦ 15,716 million and ￦ 222 million, respectively. The Company recognized ￦ 4,395 million and ￦ 1,166 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2012 (gain for the nine-month period ended on September 30, 2011: ￦ 585 million).

9.	Intangible Assets

The Company capitalizes the expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of September 30, 2012 and December 31, 2011 are ￦ 184,189 million and ￦ 113,002 million respectively.

10.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2012 and December 31, 2011 is as follows:

(In millions of won)
	2012		2011
Cash and cash equivalents	￦	1,144,511	604,890
Deposits in banks		215,000	815,000
Trade accounts and notes receivable, net		4,505,730	3,789,332
Other accounts receivable, net		91,341	102,097
Available-for-sale financial assets		2,838	2,838
Other non-current assets		11,303	—
Guarantee deposits		62,948	65,613
Derivatives		596	—
Others		613	613

	￦	6,034,880	5,380,383

In addition to the financial assets above, as of September 30, 2012 and December 31, 2011, the Company provides payment guarantees of ￦ 23,384 million and ￦ 50,606 million, respectively, for its subsidiaries’ loans.

The maximum exposure to credit risk for trade accounts and notes receivable as of September 30, 2012 and December 31, 2011 by geographic region is as follows:

(In millions of won)
	2012		2011
Domestic	￦	139,908	56,200
Euro-zone countries		751,002	612,236
Japan		135,305	138,265
United States		1,569,186	828,959
China		1,264,911	1,195,899
Taiwan		310,398	829,171
Others		335,020	128,602

	￦	4,505,730	3,789,332

10.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable and the related allowance for impairment losses as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	2012			2011
	Book Value		Allowance for Impairment Losses	Book Value	Allowance for Impairment Losses
Not past due	￦	4,467,714	(236)	3,777,383	(49)
Past due 1-15 days		26,157	(5)	953	(1)
Past due 16-30 days		8,158	(4)	4,885	(1)
Past due 31-60 days		3,190	(11)	5,762	(1)
More than 60 days		770	(3)	403	(2)

	￦	4,505,989	(259)	3,789,386	(54)

The movement in the allowance for impairment in respect of receivables during the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

(In millions of won)
	2012		2011
Balance at the beginning of the period	￦	54	24
Bad debt expense		205	30

Balance at the reporting date	￦	259	54

10.	Financial Instruments, Continued

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of September 30, 2012:

(In millions of won)
	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Secured bank loan	￦	55,930	58,390	703	703	56,984	—	—
Unsecured bank loans		1,891,434	2,078,610	173,603	334,147	337,565	1,231,104	2,191
Unsecured bond issues		2,635,197	2,905,247	555,308	435,671	380,592	1,533,676	—
Trade accounts and notes payable		4,650,876	4,650,876	4,650,876	—	—	—	—
Other accounts payable		2,820,383	2,820,383	2,820,383	—	—	—	—
Payment guarantee		—	23,454	23,454	—	—	—	—

	￦	12,053,820	12,536,960	8,224,327	770,521	775,141	2,764,780	2,191

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of September 30, 2012, there is no derivative designated as cash flow hedge.

10.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2012 and December 31, 2011 is as follows:

(In millions)	2012
	USD	JPY	EUR
Cash and cash equivalents	562	8,935	15
Trade accounts and notes receivable	3,830	5,969	46
Other accounts receivable	20	1	—
Available-for-sale financial assets	5	—	—
Other assets denominated in foreign currencies	—	51	—
Trade accounts and notes payable	(2,834)	(31,076)	(1)
Other accounts payable	(272)	(9,771)	(6)
Debts	(970)	—	—
Bonds	(349)	—	—

Gross statement of financial position exposure	(8)	(25,891)	54

Derivatives	10	—	—

Net exposure	2	(25,891)	54

10.	Financial Instruments, Continued

(In millions)	2011
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	284	14,269	—	5	14
Trade accounts and notes receivable	3,080	6,493	—	—	31
Other accounts receivable	2	—	159	—	—
Available-for-sale financial assets	5	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,263)	(33,375)	—	—	(5)
Other accounts payable	(55)	(25,815)	—	—	(7)
Debts	(1,020)	(6,000)	—	—	—
Bonds	(347)	(9,987)	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—

Gross statement of financial position exposure	(390)	(54,364)	159	5	33

Forward exchange contracts	(160)	—	—	—	—

Net exposure	(550)	(54,364)	159	5	33

Average exchange rates applied for the nine-month periods ended September 30, 2012 and 2011 and the exchange rates at September 30, 2012 and December 31, 2011 are as follows:

(In won)	Average rate			Spot rate
	2012		2011	September 30, 2012		December 31, 2011
USD	￦	1,138.99	1,095.31	￦	1,118.60	1,153.30
JPY		14.36	13.60		14.41	14.85
TWD		38.33	37.65		38.10	38.13
PLN		347.14	383.92		350.15	338.65
EUR		1,459.88	1,540.66		1,444.28	1,494.10

10.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Company’s financial assets or liabilities denominated in foreign currency as of September 30, 2012 and December 31, 2011, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of each reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss are as follows:

(In millions of won)	September 30, 2012			December 31, 2011
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	85	(110)	(24,041)	(24,280)
JPY (5 percent weakening)		(14,141)	(14,141)	(30,601)	(30,601)
TWD (5 percent weakening)		—	—	230	230
PLN (5 percent weakening)		—	—	64	64
EUR (5 percent weakening)		2,956	2,956	1,869	1,869

A strengthening of the won against the above currencies as of September 30, 2012 and December 31, 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	2012		2011
Fixed rate instruments
Financial assets	￦	1,362,349	1,422,728
Financial liabilities		(3,094,278)	(2,685,174)

	￦	(1,731,929)	(1,262,446)

Variable rate instruments
Financial assets	￦	600	600
Financial liabilities		(1,488,283)	(1,830,434)

	￦	(1,487,683)	(1,829,834)

10.	Financial Instruments, Continued

(ii)	Cash flow sensitivity analysis for variable rate instruments

As of September 30, 2012 and December 31, 2011, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2012
Variable rate instruments	￦	(10,430)	10,430	(10,430)	10,430

December 31, 2011
Variable rate instruments	￦	(13,870)	13,870	(13,870)	13,870

10.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	September 30, 2012			December 31, 2011
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	70,025	70,025	9,157	9,157
Derivatives		596	596	—	—

	￦	70,621	70,621	9,157	9,157

Assets carried at amortized cost
Cash and cash equivalents	￦	1,144,511	1,144,511	604,890	604,890
Deposits in banks		215,000	215,000	815,000	815,000
Trade accounts and notes receivable		4,505,730	4,505,730	3,789,332	3,789,332
Other accounts receivable		91,341	91,341	102,097	102,097
Other non-current assets		11,303	11,303	—	—
Deposits		62,948	62,948	65,613	65,613
Others		613	613	613	613

	￦	6,031,446	6,031,446	5,377,545	5,377,545

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	—	—	87,339	87,339
Derivatives		—	—	6,969	6,969
	￦	—	—	94,308	94,308

Liabilities carried at amortized cost
Secured bank loans	￦	55,930	55,930	57,665	57,665
Unsecured bank loans		1,891,434	1,944,264	1,578,628	1,525,251
Unsecured bond issues		2,635,197	2,721,381	2,791,976	2,829,206
Trade accounts and notes payable		4,650,876	4,650,876	3,752,724	3,752,724
Other accounts payable		2,820,383	2,820,383	3,690,913	3,690,913

	￦	12,053,820	12,192,834	11,871,906	11,855,759

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2011.

10.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
Derivatives	3.10%	3.90%
Debentures, loans and borrowings	3.20%	4.19%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)	September 30, 2012
	Level 1		Level 2	Level 3	Total
Assets
Available-for-sale financial assets	￦	70,025	—	—	70,025
Derivatives		—	596	—	596

	￦	70,025	596	—	70,621

(In millions of won)	December 31, 2011
	Level 1		Level 2	Level 3	Total
Assets
Available-for-sale financial assets	￦	9,157	—	—	9,157

Liabilities
Financial liabilities at fair value through profit or loss	￦	(87,339)	—	—	(87,339)
Derivatives		—	(6,969)	—	(6,969)

	￦	(87,339)	(6,969)	—	(94,308)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

10.	Financial Instruments, Continued

(f)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowing to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	September 30, 2012		December 31, 2011
Total liabilities	￦	15,150,872	14,587,047
Total equity		9,485,870	9,686,917
Cash and deposits in banks(*1)		1,359,511	1,419,890
Borrowings		4,582,561	4,515,608
Total liabilities to equity ratio		160%	151%
Net borrowing to equity ratio(*2)		34%	32%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and deposits in banks.
(*2)	Net borrowing is computed as borrowings less cash and deposits in banks.

(g)	Transfers of financial assets

Details of transferred financial assets as of September 30, 2012 that are not derecognized are as follows:

(In millions of won)	Trade accounts and notes receivable
	Carrying amount		Fair value
Assets	￦	111,728	111,728
Associated liabilities		(111,728)	(111,728)

The transferred financial assets, which are outstanding accounts receivable from the Company’s subsidiaries in relation to the Company’s export sales to its subsidiaries, are not derecognized since the Company bears the obligation to pay the scheduled cash flows of the financial assets to financial institutions unless the financial institutions collect the cash flows from the financial assets due.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	2012		2011
Current
Short-term borrowings	￦	111,728	—
Current portion of long-term debt		1,224,559	714,268
Current portion of financial liabilities at fair value through profits or loss		—	87,339
Derivatives		—	6,969

	￦	1,336,287	808,576

Non-current
Won denominated borrowings	￦	857,867	366,629
Foreign currency denominated borrowings		643,195	1,003,371
Debentures		1,745,212	2,344,001

	￦	3,246,274	3,714,001

Above financial liabilities, except for the financial liabilities designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2012(*1)	2012		2011
Korea Development Bank (*2)	1ML+0.40%	￦	111,728	—

Foreign currency equivalent			USD 100	—

			111,728	—

(*1)	ML represents Month LIBOR (London Inter-Bank Offered Rates).
(*2)	The Company accounts for proceeds from sale of accounts receivables that are current and outstanding, which were arose from export sales to the Company’s subsidiaries, to this financial institutions as short term borrowings. The Company recognized ￦ 3,709 million and ￦ 1,501 million as interest expense in relation to the short-term borrowings resulted from the sale of accounts receivable from the subsidiaries during the nine-month periods ended September 30, 2012 and 2011, respectively.

11.	Financial Liabilities, Continued

(c)	Local currency denominated long-term debt as of September 30, 2012 and December 31, 2011 is as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2012	2012		2011
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	17,775	20,817
National Agricultural Cooperative Federation and others	4.51%~5.21%		844,679	350,000

Less current portion of long-term debt			(4,587)	(4,188)

		￦	857,867	366,629

(d)	Foreign currency denominated long-term debt as of September 30, 2012 and December 31, 2011 is as follows:

(In millions of won, USD and JPY)
Lender	Annual interest rate as of September 30, 2012	2012		2011
The Export-Import Bank of Korea	6ML+0.69%	￦	27,965	40,366
Kookmin Bank and others	6ML+1.78%, 3ML+1.70%~2.25%		945,217	1,225,110

Foreign currency equivalent			USD 870	USD 1,020
			—	JPY 6,000

Less current portion of long-term debt			(329,987)	(262,105)

		￦	643,195	1,003,371

11.	Financial Liabilities, Continued

(e)	Details of the Company’s debentures issued and outstanding as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, JPY and USD)
	Maturity	Annual interest rate as of September 30, 2012	2012		2011
Local currency Debentures(*1)
Publicly issued debentures	November 2012 ~October 2016	4.24% ~5.89%	￦	2,250,000	2,250,000
Less discount on debentures				(4,959)	(6,721)
Less current portion				(499,829)	(299,658)

			￦	1,745,212	1,943,621

Foreign currency Debentures(*1)
Floating-rate notes	April 2013	3ML+1.80%	￦	391,510	552,171

Foreign currency equivalent				USD 350 —	USD 350 JPY 10,000

Less discount on bonds				(1,354)	(3,474)
Less current portion				(390,156)	(148,317)

			￦	—	400,380

Financial liabilities at fair value through profit or loss(*2)
Convertible bonds	—	—	￦	—	87,339

Foreign currency equivalent				—	USD 76

Less current portion convertible bonds convertible bonds				—	(87,339)

			￦	—	—

			￦	1,745,212	2,344,001

(*1)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.
(*2)	The convertible bonds which were recognized as financial liabilities at fair value through profit or loss as of December 31, 2011 were repaid at 116.77% of the principal amount on April 18, 2012 upon maturity.

12.	The Nature of Expenses

The nature of expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Changes in inventories	￦	(123,127)	459,292	(357,977)	(205,483)
Purchase of raw material and merchandise and others		4,043,465	3,064,027	11,219,887	9,680,185
Depreciation and amortization		1,125,918	885,139	3,054,229	2,465,964
Outsourcing fee		885,080	883,829	2,370,720	2,254,665
Labor costs		517,177	397,592	1,535,017	1,360,117
Supplies and others		191,944	176,345	541,547	689,737
Utility expense		175,112	143,511	458,594	382,977
Fees and commissions		93,207	90,046	264,058	256,272
Shipping costs		93,197	29,066	287,694	107,021
After-sale service expenses		20,161	11,736	58,615	38,303
Others		241,323	365,162	863,713	807,358

	￦	7,263,457	6,505,745	20,296,097	17,837,116

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except foreign exchange difference).

For the nine-month period ended September 30, 2012, other income and other expenses included exchange differences amounting to ￦ 545,709 million and ￦ 493,315 million, respectively (nine-month period ended September 30, 2011 : ￦ 698,921 million and ￦ 818,587 million, respectively).

13.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Salaries	￦	34,725	22,842	104,054	91,575
Expenses related to defined benefit plan		4,789	4,515	15,014	13,619
Other employee benefit		6,418	7,623	19,048	25,092
Shipping costs		75,779	22,032	234,905	74,823
Fees and commissions		35,270	35,677	102,310	87,672
Depreciation and amortization		23,304	10,937	70,888	30,775
Taxes and dues		650	893	1,832	2,124
Advertising		21,770	26,580	73,294	89,072
After-sale service expenses		20,161	11,736	58,615	38,303
Others		25,239	17,078	65,744	59,954

	￦	248,105	159,913	745,704	513,009

Some of the sales and administrative expenses for the nine-month period ended September 30, 2011 were reclassified as research and development expenses to conform to the classification for the nine-month period ended September 30, 2012.

14.	Other Income and Other Expenses

(a)	Details of other income for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Rental income	￦	1,015	938	3,360	2,855
Foreign currency gain		199,972	315,252	545,709	698,921
Gain on disposal of property, plant and equipment		1,337	122	4,395	585
Reversal of allowance for doubtful accounts for other receivables		—	61	—	62
Reversal of stock compensation cost		—	42	3	463
Commission earned		1,682	1,565	3,093	3,591
Others		6,100	—	6,100	—

	￦	210,106	317,980	562,660	706,477

(b)	Details of other expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Other bad debt expense	￦	143	—	101	—
Foreign currency loss		178,851	437,921	493,315	818,587
Loss on disposal of property, plant and equipment		834	—	1,166	—
Impairment loss on intangible assets		—	—	1,063	—
Expenses related to legal proceedings and others		73,703	127,884	310,270	109,252

	￦	253,531	565,805	805,915	927,839

15.	Employee Benefits

The Company’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit obligations as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	2012		2011
Present value of partially funded defined benefit obligations	￦	635,465	486,519
Fair value of plan assets		(343,818)	(340,253)

	￦	291,647	146,266

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Current service cost	￦	32,378	26,759	97,132	80,277
Interest cost		5,727	4,746	17,182	14,238
Expected return on plan assets		(3,548)	(3,088)	(10,642)	(9,265)

	￦	34,557	28,417	103,672	85,250

(c)	Plan assets as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	2012		2011
Deposits with financial institutions	￦	343,818	340,253

As of September 30, 2012, plan assets mainly consist of deposits in banks and others, which guarantee the payment of their principal and interest.

(d)	Actuarial gain and loss recognized in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2012 and 2011 is as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Defined benefit plan actuarial gain or loss	￦	(71,091)	425	(70,650)	1,497
Income tax		17,207	(93)	17,101	(329)

Defined benefit plan actuarial gain or loss, net of income tax	￦	(53,884)	332	(53,549)	1,168

16.	Finance income and costs

(a)	Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Finance income
Interest income	￦	4,506	11,656	16,564	40,469
Dividend income		482	—	55,800	42,620
Foreign currency gain		44,684	29,284	58,639	74,801
Gain on valuation of financial assets at fair value through profit or loss		—	71	—	—
Gain on valuation of financial liabilities at fair value through profit or loss		—	1,057	—	—

	￦	49,672	42,068	131,003	157,890

Finance costs
Interest expense	￦	54,368	25,079	135,864	86,644
Foreign currency loss		2,024	214,692	23,835	142,745
Loss on valuation of financial assets at fair value through profit or loss		—	—	—	502
Loss on valuation of financial liabilities at fair value through profit or loss		—	—	—	1,204
Loss on redemption of debentures		—	—	1,524	—
Impairment loss on investments		3,741	41	42,813	19,031
Impairment loss on valuation of available-for-sale securities		6,392	—	6,392	—
Loss on factoring of trade receivables		30	60	210	93

	￦	66,555	239,872	210,638	250,219

(b)	Finance income and costs recognized in other comprehensive income for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Gain on valuation of available-for-sale securities	￦	7,148	3,699	14,702	6,335
Tax effect		(1,729)	(814)	(3,558)	(1,394)

	￦	5,419	2,885	11,144	4,941

17.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,633 million (￦ 1,827,211 million) and JPY 5,000 million (￦ 72,056 million) in connection with the Company’s export sales transactions with the subsidiaries. As of September 30, 2012, accounts and notes receivable amounting to USD 100 million (￦ 111,728 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts and notes receivables up to an aggregate of ￦ 50,000 million in connection with its domestic sales transactions and as of September 30, 2012, no accounts and notes receivable were sold but are not past due. In addition, in April 2011, the Company entered into an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦ 55,930 million) and as of September 30, 2012, accounts and notes receivable amounting to USD 16 million (￦ 17,473 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2012, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 50 million (￦ 55,930 million), USD 15 million (￦ 16,779 million) with China Construction Bank, JPY 2,000 million (￦ 28,822 million) with Woori Bank, USD 70 million (￦ 78,302 million) with Bank of China, USD 60 million (￦ 67,116 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (￦ 33,558 million) with Shinhan Bank.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (￦ 9,508 million) and EUR 215 million (￦ 310,520) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of September 30, 2012, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 11 million (￦ 15,554 million) term loan credit facility of LG Display Poland Sp. zo. o. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. with an aggregate amount of USD 7 million (￦ 7,830 million) for principals and related interests.

License agreements

As of September 30, 2012, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

17.	Commitments, Continued

Long-term supply agreement

In connection with long-term supply agreements, as of September 30, 2012, the Company’s balance of advances received from customer amount to USD 1,480 million (￦ 1,655,528 million) in the aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 300 million (￦ 335,580 million) from the Industrial Bank of Korea relating to advances received from certain customers that have signed long-term supply agreements.

Pledged Assets

Regarding the line of credit up to USD 50 million (￦ 55,930 million), the Company provided part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

18.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp., and others

In 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Company claiming the Company’s infringement of their patents. The Court bifurcated the Company’s trial against AU Optronics Corp., from the trial against Chimei Innolux Corp., holding the first trial against AU Optronics Corp. in June, 2009. In September 2011, the Company and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. The stay of the Chi Mei Optoelectronics case was lifted in January 2012, and the charge was dropped after two parties amicably settled the claims in May 2012.

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission, or USITC, granted a motion by Industrial Technology Research Institute of Taiwan, or ITRI, to add the Company and LG Display America as additional respondents in a Section 337 investigation pending before the USITC. ITRI is seeking an exclusion order prohibiting the importation of televisions and monitors incorporating the Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that LG Display Co., Ltd. and LG Display America, Inc. did not infringe the asserted patent of complainants Industrial Technology Research Institute (“ITRI”). The Final Determination is schedule to be issued on February 28, 2013.

18.	Contingencies, Continued

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Company’s application. In November 2011, the Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Company and certain of its subsidiaries of approximately ￦ 31,378 million, and the Company filed an appeal of the decision with the Seoul High Court in December 2011. To date the Seoul High Court has not ruled on the Company’s appeal.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. 10 entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin which is subject to court approval.

18.	Contingencies, Continued

Apart from the direct and indirect purchaser class actions, 50 complaints have been filed by individual plaintiffs in various state or federal courts in the United States (“Direct Action Plaintiffs” or “DAP”) alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date 2012, the Company has settled, been dismissed, or otherwise resolved from 6 DAP actions, and is currently defending against 36 Direct Action Plaintiffs including: AT&T Corp. and affiliates, Motorola Mobility, Inc., Electrograph Technologies Corp. and their respective related entities, Tracfone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliates, SB Liquidation Trust, Office Depot, Inc. T-Mobile U.S.A., Inc., Interbond Corp. of America (BrandsMart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), Tech Data Corp. and its affiliate, AASI Creditor Liquidating Trust for All American Semiconductor Inc., CompuCom Systems, Inc. ViewSonic Corp., NECO Alliance LLC, Rockwell Automation Inc., Proview Technology, Inc. and its affiliates, Illinois, Washington, Oregon, South Carolina, Mississippi, and Oklahoma.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. For some cases, management is not able to estimate the amount of potential loss resulting from a possible unfavorable outcome since the cases are in their early stage and sufficient information is not available. For other cases, the Company has established an estimated loss to reflect a possible unfavorable outcome. However, depending on the progress of the cases, the Company’s actual liability may be materially different from the established estimated loss.

19.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦ 5,000), and as of September 30, 2012 and December 31, 2011, the number of issued common shares is 357,815,700. There have been no changes in the capital stock for the the nine-month period ended September 30, 2012.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

20.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Short-term benefits	￦	443	219	1,328	1,153
Expenses related to defined benefit plan		39	65	135	331
Other long-term benefits		—	(319)	—	—

	￦	482	(35)	1,463	1,484

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	Sales and other			Purchases and other
	2012		2011	2012	2011
Subsidiaries	￦	18,101,819	14,919,850	2,733,036	2,466,479
Joint ventures		506,668	559,832	104,209	1,174
Associates		211	5,306	1,087,142	1,155,796
LG Electronics		723,259	755,408	187,924	265,969
Other related parties		31	31	24,693	15,395

	￦	19,331,988	16,240,427	4,137,004	3,904,813

Account balances with related companies as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2012		2011	2012	2011
Subsidiaries	￦	3,949,959	3,428,624	1,053,074	859,659
Joint ventures		83,720	130,217	173,192	340,073
Associates		3	3	374,156	434,692
LG Electronics		147,383	86,924	74,105	98,232
Other related parties		—	—	5,660	3,042

	￦	4,181,065	3,645,768	1,680,187	1,735,698

21.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Current tax expense (benefit)	￦	(1,237)	15,970	2,471	586
Deferred tax expense (benefit)		67,732	(34,967)	16,367	(192,664)

Income tax expense (benefit)	￦	66,495	(18,997)	18,838	(192,078)

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2012 and December 31, 2011 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	2012		2011	2012	2011	2012	2011
Other accounts receivable, net	￦	—	—	(1,161)	(3,738)	(1,161)	(3,738)
Inventories, net		17,131	14,484	—	—	17,131	14,484
Available-for-sale financial assets		—	1,259	(937)	—	(937)	1,259
Defined benefit obligation		65,772	21,877	—	—	65,772	21,877
Accrued expense		35,438	72,965	—	—	35,438	72,965
Property, plant and equipment		55,564	50,602	—	—	55,564	50,602
Intangible assets		6,701	1,105	—	—	6,701	1,105
Provisions		12,550	11,618	—	—	12,550	11,618
Gain or loss on foreign currency translation, net		5,339	13,616	(958)	(31,313)	4,381	(17,697)
Debentures		—	6,059	—	—	—	6,059
Others temporary differences		22,153	13,970	—	(715)	22,153	13,255
Tax losses		259,910	329,068	—	—	259,910	329,068
Tax credit carryforwards		849,579	829,048	—	—	849,579	829,048

Deferred income tax assets (liabilities)	￦	1,330,137	1,365,671	(3,056)	(35,766)	1,327,081	1,329,905

Statutory tax rate applicable to the Company is 24.2% for the nine-month period ended September 30, 2012.

22.	Earnings (Loss) Per Share

(a)	Earnings (Loss) per share for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In won and number of shares)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2012		2011	2012	2011
Profit (loss) for the period	￦	131,671,194,923	(734,309,508,390)	(158,642,314,821)	(834,323,937,658)
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	￦	368	(2,052)	(443)	(2,332)

There were no events or transactions that result in changes in the number of common shares used for calculating earnings or loss per share.

(b)	There are no effects of dilutive potential ordinary shares due to net loss for the nine-month period ended September 30, 2012 and for the three-month and nine-month periods ended September 30, 2011. There are no dilutive potential ordinary shares for the three-month period ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: November 15, 2012	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division